SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                             ESSENTIAL REALITY, INC.
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                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)


                                    29669B106
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                                 (CUSIP NUMBER)


    ADAM S. GOTTBETTER, 488 MADISON AVENUE, NEW YORK, NY 10022  (212) 400-6900
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      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                  JUNE 29, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29669B106
-------------------


   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          FRANCIS VEGLIANTE
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                              (b) |_|
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   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS      OO (SEE ITEM 3)
--------- ----------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                 |_|
--------- ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER          8,226,665 (SEE ITEM 5)
                         ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER        N/A
                         ----- -------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER     8,226,665 (SEE ITEM 5)
                         ----- -------------------------------------------------
      PERSON WITH         10
                               SHARED DISPOSITIVE POWER   N/A
--------- ----------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                          8,226,665 (SEE ITEM 5)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
--------- ----------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                15.91%
--------- ----------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                            IN
--------- ----------------------------------------------------------------------

 ITEM 1.      SECURITY AND ISSUER.
              The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock"), of Essential Reality, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 15-15 132nd Street, College Point, New York 11356.

 ITEM 2.      IDENTITY AND BACKGROUND.

              This statement on Schedule 13D is being filed by Francis Vegliante. His business address is 15-15 132nd Street, College Point, New York 11356.

              Mr. Vegliante is principally employed as Vice President.

              Mr. Vegliante is a citizen of USA.

              During the last five years, Mr. Vegliante has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), Mr. Vegliante was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The funds used to acquire the Company's Common Stock were Mr. Vegliante's capital stock of AllianceCorner Distributors, Inc. ("Alliance").

 ITEM 4.      PURPOSE OF TRANSACTION.

              Pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated as of June 17, 2004, with Messrs. Jay Gelman, Andre Muller and Francis Vegliante, the shareholders (the "Shareholders") of Alliance, a privately held wholesale distributor of interactive video games, including software, hardware and accessories, the Company agreed to acquire all the outstanding capital stock of Alliance. The transactions contemplated by the Exchange Agreement closed on June 29, 2004.

              The Company issued 1,551,314 shares of its Series B Convertible Non Redeemable Preferred Stock par value $.001 (the "Series B Preferred Shares") to the Shareholders as consideration and in exchange for all of Alliance's outstanding capital stock, as a result of which the Company now wholly owns ACDI. The consideration in connection with the Exchange Agreement was determined as a result of arms' length negotiations between the Shareholders and the Company.

              In addition, in connection with the closing of the Exchange Agreement the Company received $2,884,171 in net proceeds from the sale of its Series A 6% Convertible Non Redeemable Preferred Stock par value $.001 (the "Series A Preferred Shares") in a private placement (the "Offering"). The Company also obtained debt conversion agreements from all its outstanding note holders such that all outstanding debt of the Company was extinguished either through the conversion of such debt into Series A Preferred Shares or through cash payments.

              In connection with the Offering the Company retained Sunrise Securities Corp. as placement agent (the "Placement Agent") in connection with the Offering. The Placement Agent received (a) a $8,500 retainer fee; and (b) a commission consisting of 108,146 shares of Series A Preferred Shares and warrants to purchase 68,820,224 shares of common stock an exercise price of $.005 per share on a pre-reverse split basis. The prospective reverse split is described below.

              The Shareholders have agreed to vote their shares of the Company's common stock that they are entitled to vote in favor of (i) authorizing an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock of the Company from 50,000,000 to 4,400,000,000
              (an amount sufficient to enable the conversion of all the Series A and Series B Preferred Shares in to shares of common stock of the Company) and (ii) a reverse stock split of the Company's common stock of one share for forty-four shares outstanding immediately following the increase in authorized shares of the Company's common stock from 50,000,000 to 4,400,000,000 and the conversion of the Series A and Series B Preferred Shares.

              The Series A Preferred Shares pay a 6% payable in kind dividend until such time as the Company has enough common stock to convert all the Series A Preferred Shares into the Company's common stock. The Series B Preferred Shares do not pay a dividend.

              A holder of the Series A Preferred Shares may not receive shares of the Company's common stock upon conversion of its Series A Preferred Shares to the extent such conversion would result in the holder beneficially owning in excess of 4.999% or 9.999% of the issued and outstanding shares of the Company's common stock on an as-converted basis. Such conversion restrictions may not be waived. Any of the Series A Preferred Shares not converted into the Company's common stock due to the operation of the foregoing conversion restrictions will no longer be entitled to the 6% dividend.

              Subject to the foregoing restrictions and except as otherwise required by law, each share of Series A Preferred Stock and each share of Series B Preferred Stock is entitled to 15.91 votes on a post-split basis, and votes as one class with the common stock.

              The shares of the Company's common stock underlying the Series A and Series B Preferred Shares are entitled to registration rights.

              After giving effect to the transactions contemplated by the Exchange Agreement, the reverse split and the Offering and to the conversion of all Series A and Series B Preferred Stock, but not giving effect to warrants issued to the Placement Agent in connection with the Offering, the Shareholders own approximately 24,679,995 shares of common stock or 48% of the outstanding common stock of the Company, investors in the Offering own approximately 18,685,005 shares of common stock (36%), investors converting outstanding debt in the Offering own approximately 6,135,000 shares of common stock (12%), the Placement Agent own 1,720,505 shares of common stock (3%) and shareholders who owned the approximately 22,000,000 pre-split shares outstanding prior to the Offering own approximately 500,000 post-split shares or 1%. Investors in the Offering paid the equivalent of $.005 per share of common stock on an as converted pre-split basis ($.22 on a post-split basis).

              In connection with the Exchange Agreement, the Shareholders have agreed not to dispose of any of their Series B Preferred Shares (or any of their shares of the Company's common stock received by them upon conversion of the Series B Preferred Shares) for a period of one year from the closing of the Exchange Agreement.

              The Shareholders, including Jay Gelman who was appointed Chief Executive Officer, each owns 517,105 shares of Series B Preferred Stock representing 15.91% of the total shares entitled to vote. Holders of Series A Preferred Shares who collectively own the right to vote approximately 16% of the Company's common stock have granted to Jay Gelman a proxy to vote their shares in all matters, so that Mr. Gelman will have the power to vote in the aggregate approximately 32% of the Company's common stock. Mr. Gelman and the two other Shareholders have the aggregate power to vote approximately 64% of the Company's common stock and control the Company.

              The Board of Directors of the Company consists of Jay Gelman, Andre Muller and Thomas Vitiello who were designated by the Shareholders, and Humbert B. Powell III who was a director previously.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a)-(b) Mr. Vegliante is the direct and beneficial owner of
                      517,104 shares of the Company's Series B Preferred Shares. Accordingly, Mr. Vegliante is the beneficial owner of 8,226,665 shares of Company's Common Stock on a post-split, post conversion basis as of June 29, 2004, which represents approximately 16% of the issued and outstanding shares of the Company's Common Stock, based on 53,675,593 issued and outstanding.
              (c) Except for the transactions described in Item 4 above, Mr. Vegliante did not engage in any transaction in the Company's Common Stock.
              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
              (e) Mr. Vegliante continues to be the beneficial owners of more than five percent of the outstanding Common Stock of the Company.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
              ISSUER.

              There is no contract, arrangement, understanding or relationship (legal or otherwise) between Reporting Person and the Company or any person with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT A Exchange Agreement between Essential Reality and Messrs. Jay Gelman, Andre Muller and Francis Vegliante dated as of June 17, 2004

                  EXHIBIT B Certificate of Designation of the Company's Series A Convertible Non Redeemable Preferred Shares.

                  EXHIBIT C Amendment Number 1 to the Certificate of Designation of the Company's Series A 6% Convertible Non Redeemable Preferred Shares

                  EXHIBIT D Certificate of Designation of the Company's Series B Convertible Non Redeemable Preferred Shares

                  EXHIBIT E Irrevocable Proxy given in favor of Jay Gelman

                  EXHIBIT F Subscription Agreement among the Investor's listed on Schedule I thereto, Essential Reality, Inc. and Jay Gelman

                  EXHIBIT G Subscription Agreement Supplement No. 1 between the Investor's listed on Schedule I thereto and Essential Reality, Inc.

                  EXHIBIT H Registration Rights Agreement

                  EXHIBIT I Stock Purchase Warrant between Essential Reality, Inc. and Sunrise Securities Corp.

                  EXHIBIT J Investment Banking Agreement between Essential Reality, Inc. and Sunrise Securities Corp.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 12, 2004
                                                     ---------------------------
                                                     Francis Vegliante

                                    EXHIBIT A

                            SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT, dated as of the 17th day of June, 2004 (the "Agreement"), is made by and among Essential Reality, Inc., a Nevada corporation (the "Company"); and the persons set forth on Schedule I hereto (each, individually, a "Seller" and collectively, the "Sellers").

W I T N E S S E T H:

WHEREAS, Sellers collectively own all of the issued and outstanding capital stock of Alliance Corner Distributors, Inc. ("Alliance"), as set forth on
Schedule I to this Agreement (the "Alliance Shares"); and

WHEREAS, the Company desires to acquire from Sellers, and Sellers desire to sell to the Company, the Alliance Shares in exchange (the "Exchange") for the issuance by the Company of an aggregate of 1,551,314 shares of the Company's Series B Non-Redeemable Convertible Preferred Stock, $.001 par value per share (the "Preferred Stock""), to be issued to Sellers and/or their designees, on the terms and conditions set forth below, which, upon conversion shall represent 47.72% of the issued and outstanding shares of the capital stock of the Company on a fully diluted basis;

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the parties hereto agree as follows:

                                    ARTICLE I

EXCHANGE OF SHARES

1.1 Exchange of Shares. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined):

(a) The Company shall issue and deliver to each Seller and/or its designees the number of shares of Preferred Stock set forth opposite such Seller's and/or such designee's names set forth on Schedule I hereto.

(b) The Sellers agree to deliver to the Company the Alliance Shares along with an appropriately executed stock power endorsed in favor of the Company.

1.2 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10017, on a date and time to be specified by the Sellers which shall be no later than two (2) business days after satisfaction or waiver of the conditions set forth in Article VI (the "Closing Date") at 10:00 a.m., or at such other place and date as the Company and the Sellers may agree.

1.3 Directors and Officers. The directors of the Company as of the Closing Date shall consist of the persons specified on Exhibit A hereto and shall hold office in accordance with the articles of incorporation and bylaws of the Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of the Company as of the Closing Date shall consist of the persons specified on Exhibit B hereto and shall hold office in accordance with the articles of incorporation and bylaws of the Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

                                   ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants, to the Sellers, as of the date hereof as follows:

      2.1 Organization, Good Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada and has the requisite power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdictions (alone or in the aggregate) in which the failure to be so qualified will not have a Material Adverse Effect. For the purposes of this Agreement, "Material Adverse Effect" means any condition, circumstance, or situation that would reasonably be expected to (i) be materially adverse to the business, assets, liabilities, results of operations or financial condition of the Company, (ii) materially adversely affect the ability of the Company to conduct any material portion of its business prior to or after the Closing Date,
(iii) materially adversely affect the ability of the Company to maintain its listing on the Nasdaq Over-the-Counter Bulletin Board (once such listing has been obtained) or (iv) prohibit or hinder the Company from executing this Agreement and/or performing any of its obligations hereunder in any material respect.

      2.2 Authorization; Enforcement. Subject to all applicable regulatory consents, the Company has the requisite power and authority to enter into and perform this Agreement and to consummate the Exchange. The execution, delivery and performance of this Agreement by the Company have been duly and validly authorized by all necessary corporate action, and no further consent or authorization is required for the Company to effect the transactions contemplated hereby. When executed and delivered by the Company, this Agreement shall constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

      2.3 Issuance of Preferred Stock. The Preferred Stock has been duly authorized by all necessary corporate action and, when issued in accordance with the terms hereof and upon the Closing Date, shall be validly issued and outstanding, fully paid and non-assessable.

      2.4 No Conflicts. Subject to all applicable regulatory consents, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby does not and will not (i) violate any provision of the Company's Certificate of Incorporation or Bylaws, each as amended to date, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which any of the Company's properties or assets are bound, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected, except for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect, other than violations pursuant to clauses (i) or (iii) (with respect to federal and state securities laws) above. The Company is not required under federal, state, foreign or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or consummate the Exchange in accordance with the terms hereof (other than any filings, consents and approvals which may be required to be made by the Company under applicable state and federal securities laws, rules or regulations, or the rules of the Nasdaq Over-the-Counter Bulletin Board (or any other exchange on which the Shares may be quoted or listed for trading), prior to or subsequent to the Closing Date).

      2.5 Capitalization. (a) The authorized capital stock of the Company immediately prior to giving effect to the transactions contemplated hereby consists of Fifty Million (50,000,000) shares of common stock, par value $.001 per share ("Company Common Stock"), of which 22,000,000 shares are issued and outstanding as of the date hereof; and Five Million (5,000,000) shares of $.001 par value preferred stock, of which Two Million Four Hundred Thousand Four Hundred One (2,400,401) are designated as Series A Convertible Non Redeemable Preferred Stock, $.001 par value per share, of which none are issued or outstanding, and One Million Nine Hundred Ninety-Five Thousand Five Hundred Ninety-Nine (1,995,599) shares of Series B Convertible Non Redeemable Preferred Stock, $.001 par value per share, of which none are issued or outstanding. All of the outstanding shares of capital stock are, and the Preferred Stock when issued in accordance with the terms hereof, will be, duly authorized, validly issued, fully paid and nonassessable, and have not been or, with respect to the Preferred Stock, will not be issued in violation of any preemptive right of stockholders.

      (b) As of the Closing Date, there are no outstanding subscriptions, options, contracts, rights or warrants, except as set forth on Item 2.5(b) of the Disclosure Schedule, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating the Company to issue additional shares of capital stock or any other equity securities of the (or any security convertible into or exercisable or exchangeable for capital stock or any other equity securities of the Company). There are no outstanding share appreciation rights or similar rights with respect to the Company.

      (c) Assuming the consummation of the Exchange and each of the acts and events contemplated in Section 6.2 hereof, the pro forma capitalization of the Company shall be as set forth on the capitalization table attached hereto as Exhibit C.

2.6 SEC Filings; Financial Statements. (a) The Company has made available to the Sellers true and complete copies of (i) its Annual Reports on Form 10-KSB for the fiscal years ended December 31, 2002 and 2003, as filed with the U.S. Securities and Exchange Commission (the "SEC"), (ii) its proxy statements relating to all of the meetings of stockholders (whether annual or special) of the Company since January 1, 2003, as filed with the SEC, and (iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K) filed by the Company with the SEC since January 1, 2003 (collectively, the "SEC Reports"). Since January 1, 2001, the Company has filed with the SEC all forms, reports, schedules, registration statements and proxy statements required to be filed by the Company, except as would not have a Material Adverse Effect. The SEC Reports (i) at the time filed or if amended or superseded by a later filing, as of the date of the last such amendment or filing, complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") as the case may be, and (ii) did not at the time they were declared effective or filed, as the case may be, or if amended or superseded by a later filing, as of the date of the last such amendment or such filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      (b) The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2002 and December 31, 2003 (the "Company Financial Statements") were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company as at the respective dates thereof and the consolidated results of operations and changes in financial position of the Company for the periods indicated.

      (c) The Company has furnished to the Sellers true and correct copies of any amendments or modifications that it has entered into or made (but which have not yet been filed with the SEC) to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

2.7 Further Financial Matters. The Company does not have any liabilities or obligations, whether secured or unsecured, accrued, determined, absolute or contingent, asserted or unasserted or otherwise, except as disclosed in the Private Placement Memorandum of the Company substantially in the form of the draft dated June 16, 2004, attached as Exhibit D hereto. Upon the execution of certain debt conversion agreements and settlement and release agreements pursuant to Sections 6.2(a) and (b) hereof, the Company shall have no outstanding indebtedness except for $30,000 of outstanding trade payables.

      2.8 Taxes. (a) The Company has timely filed all Tax Returns (as defined in
Section 2.8(b)) required to be filed by it (except for its Tax Return for the year 2003, for which it has filed an extension), all such Tax Returns are complete and accurate in all material respects, and the Company, collected or withheld, or caused to be paid, collected or withheld, all material Taxes (as defined in Section 2.8(b)) required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financial Statements have been established or which are being contested in good faith (provided such contests are disclosed in Item 2.8 of the Disclosure Schedule). There are no claims or assessments pending against the Company for any alleged deficiency in any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against the Company (other than, in each case, claims or assessments for which adequate reserves in the Company Financial Statements have been established or which are being contested in good faith (provided such contests are disclosed in Item 2.8 of the Disclosure Schedule)). The Company has no waivers or extensions of any applicable statute of limitations to assess any Taxes. Other than as disclosed in this Section 2.8(a), there are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. Except as provided on Schedule 4.19, no written claim has been made during the prior three (3) years by any governmental entity in a jurisdiction where the Company does not currently file Tax Returns to the effect that the Company is or may be subject to taxation by that jurisdiction. The Company has delivered to the Sellers copies of each of its Tax Returns for the years 2001 and 2002, and a copy of the extension filed by the Company for its Tax Return for the year 2003. Neither the Company nor any person on behalf of the Company has granted to any person any power of attorney that is currently in force with respect to any Tax matter relating to the Company.

      (b) For purposes of this Agreement: (i) "Taxes" shall mean all income, gross receipts, windfall profits, capital, large corporations, value added, goods and services, severance, property, production, sales, use, license, excise, franchise, employment, employer health, employer insurance, withholding or other taxes of any kind whatsoever together with any interest, additions, penalties or installments with respect thereto and any interest in respect of such additions, penalties or installments and (ii) "Tax Returns" shall mean all declarations, reports and returns (including, without limitation, all necessary elections and disclosures) required to be filed with any governmental entity with respect to Taxes.

2.9 Absence of Certain Changes or Events. Except (i) as expressly permitted by this Agreement, and (ii) for the default by the Company on all of its outstanding debt to noteholders of the Company, all of which debt shall be extinguished by the Company pursuant to Section 6.2(a) hereof prior to the Closing, since December 31, 2003, there has not been: (x) any event that has had a Material Adverse Effect, or (y) any material change by the Company in its significant accounting principles or practices except as required by GAAP or as the Company's independent public accountants have advised the Company is required by GAAP.

2.10 Real Property. The Company owns no real property and is not subject to any lease or sublease relating to real property. The Company is the legal and beneficial owner, in fee simple, of all of its owned real property, in each case free and clear of any liens.

2.11 Compliance with Law. The Company is not conducting its respective business or affairs in violation of any applicable federal, state or local law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers. The Company has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

2.12 Permits and Licenses. The Company has all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated, except those the absence of which would not materially adversely affect its business.

2.13 Litigation. Except as set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, there is no claim, dispute, action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened, against or affecting the business of the Company. The Company nor any of its properties is subject to any order, judgment, injunction or decree.

2.14 Patents; Trademarks and Intellectual Property Rights. The Company owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, internet web site(s) proprietary rights and processes necessary for its business as now conducted without any conflict with or infringement of the rights of others.

2.15 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company directly with the Sellers without the intervention of any person on behalf of the Company in such a manner as to give rise to any valid claim by any person, other than Sunrise Securities Corp., against any Seller for a finder's fee, brokerage commission or similar payment.

                                   ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers represent and warrant, jointly but not severally, to the Company that:

3.1      Due Organization and Qualification; Subsidiaries; Due Authorization.

(a) Alliance is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, with full corporate power and authority to own, lease and operate its business and properties and to carry on its business in the places and in the manner as presently conducted or proposed to be conducted. Alliance is in good standing as a foreign corporation in each jurisdiction in which it require(s) such qualification.

(b) Each Seller has all requisite power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated hereby and thereby. Each Seller has taken all action necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

3.2 No Conflicts or Defaults. The execution and delivery of this Agreement by the Sellers and the consummation of the transactions contemplated hereby do not and shall not (a) contravene the governing documents of Alliance, or (b) with or without the giving of notice or the passage of time, violate, conflict with, or result in a breach of, or a default or loss of rights under, any material covenant.

3.3 Capitalization. The authorized capital stock of Alliance consists of Three Hundred (300) shares of common stock, no par value per share, of which Three Hundred (300) shares of common stock are issued and outstanding. Set forth in
Item 3.3 of the Disclosure Schedule is a list of all stockholders of Alliance, setting forth their names, addresses and number of shares owned. All of the outstanding shares of the Alliance Common Stock are, and the Alliance Shares when transferred in accordance with the terms hereof, will be, duly authorized, validly issued, fully paid and nonassessable, and have not been or, with respect to the Alliance Shares, will not be transferred in violation of any rights of third parties.

3.4 Financial Statements. The Sellers have provided to the Company copies of the consolidated balance sheets of Alliance at December 31, 2003 and March 31, 2004 and the related statements of operations, stockholders' equity and cash flows for the period then ended, including the notes thereto, as audited by Mahoney Cohen & Company, CPA, P.C., certified public accountants, (all such statements being the "Alliance Financial Statements").

3.5 Further Financial Matters. Alliance does not have any material liabilities or obligations, whether secured or unsecured, accrued, determined, absolute or contingent, asserted or unasserted or otherwise, which are required to be reflected or reserved in a balance sheet or the notes thereto under generally accepted accounting principles, but which are not reflected in the Alliance Financial Statements.

3.6 Taxes. All payments for withholding taxes, unemployment insurance and other amounts required to be paid for periods prior to the date hereof to any governmental authority in respect of employment obligations of Alliance, have been paid or shall be paid prior to the Closing and have been duly provided for on the books and records of Alliance and in the Alliance Financial Statements.

3.7 Indebtedness; Contracts; No Defaults. To Alliance's knowledge, neither Alliance nor any other person or entity is in breach in any material respect of, or in default in any material respect under, any material contract, agreement, arrangement, commitment or plan to which Alliance is a party, and no event or action has occurred, is pending or is threatened, which, after the giving of notice, passage of time or otherwise, would constitute or result in such a material breach or material default by Alliance or, to the knowledge of Alliance, any other person or entity. Alliance has not received any notice of default under any contract, agreement, arrangement, commitment or plan to which it is a party, which default has not been cured to the satisfaction of, or duly waived by, the party claiming such default on or before the date hereof.

3.8 Compliance with Law. Alliance is not conducting its business or affairs in material violation of any applicable federal, state or local law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers. Alliance has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

3.9 No Adverse Changes. Since execution of this Agreement, there has not been any material adverse change in the business, prospects, the financial or other condition, or the assets or liabilities of Alliance as reflected in the Alliance Financial Statements.

3.10 Litigation. There is no claim, dispute, action, suit, proceeding or investigation pending or, to the knowledge of Alliance, threatened, against or affecting the business of Alliance, or challenging the validity or propriety of the transactions contemplated by this Agreement.

3.11 Patents; Trademarks and Intellectual Property Rights. Alliance owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, internet web site(s) proprietary rights and processes necessary for its business as now conducted without any conflict with or infringement of the rights of others.

3.12 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Alliance directly with the Sellers without the intervention of any person on behalf of the Sellers in such a manner as to give rise to any valid claim by any person against the Sellers for a finder's fee, brokerage commission or similar payment, except for a fee of $28,500 in stock of the Company which will be paid by Alliance to J.A.S. Commercial Corp. after the Closing Date.

3.13  Purchase for Investment.

      (a) Each Seller is acquiring the Preferred Stock for investment for the Seller's own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and each Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Preferred Stock.

      (b) Each Seller understands that the Preferred Stock is not registered under the Act on the ground that the sale and the issuance of securities hereunder is exempt from registration under the Act pursuant to Section 4(2) thereof, and that the Company's reliance on such exemption is predicated on each Seller's representations set forth herein.

      (c) Each Seller is an "accredited investor" as that term is defined in Rule 501 (a) of Regulation D under the Act.

3.14 Investment Experience. Each Seller acknowledges that it can bear the economic risk of its investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Preferred Stock.

3.15 Information. Each Seller has carefully reviewed such information as each Seller deemed necessary to evaluate an investment in the Preferred Stock.

3.16 Restricted Securities. Each Seller understands that the Preferred Stock may not be sold, transferred, or otherwise disposed of without registration under the Act or an exemption there from, and that in the absence of an effective registration statement covering the Preferred Stock or any available exemption from registration under the Act, the Preferred Stock must be held indefinitely. Each Seller is aware that the Preferred Stock may not be sold pursuant to Rule 144 promulgated under the Act unless all of the conditions of that Rule are met. Among the conditions for use of Rule 144 may be the availability of current information to the public about the Company.

                                   ARTICLE IV

INDEMNIFICATION

4.1 Indemnity of the Company. The Company agrees to indemnify and hold harmless the Sellers from and against, and to reimburse the Sellers with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements, asserted against or incurred by the Sellers by reason of, arising out of, or in connection with any material breach of any representation, warranty or agreement contained in this Agreement made by the Company or in any document or certificate delivered by the Company pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby; provided that any representation or warranty that is itself qualified as to materiality shall not be deemed so qualified for purposes of this Section 4.1.

4.2 Indemnity of the Sellers. The Sellers agree to defend, indemnify and hold harmless the Company from and against, and to reimburse the Company with respect to, all liabilities, losses, costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements, asserted against or incurred by the Sellers by reason of, arising out of, or in connection with any material breach of any representation, warranty or agreement contained in this Agreement and made by the Sellers or in any document or certificate delivered by the Sellers pursuant to the provisions of this Agreement or in connection with the transactions contemplated thereby; provided that any representation or warranty that is itself qualified as to materiality shall not be deemed so qualified for purposes of this Section 4.2.

4.3 Indemnification Procedure. A party (an "Indemnified Party") seeking indemnification shall give prompt notice to the other party (the "Indemnifying Party") of any claim for indemnification arising under this Article 4. The Indemnifying Party shall have the right to assume and to control the defense of any such claim with counsel reasonably acceptable to such Indemnified Party, at the Indemnifying Party's own cost and expense, including the cost and expense of reasonable attorneys' fees and disbursements in connection with such defense, in which event the Indemnifying Party shall not be obligated to pay the fees and disbursements of separate counsel for such in such action. In the event, however, that such Indemnified Party's legal counsel shall determine that defenses may be available to such Indemnified Party that are different from or in addition to those available to the Indemnifying Party, in that there could reasonably be expected to be a conflict of interest if such Indemnifying Party and the Indemnified Party have common counsel in any such proceeding, or if the Indemnified Party has not assumed the defense of the action or proceedings, then such Indemnifying Party may employ separate counsel to represent or defend such Indemnified Party, and the Indemnifying Party shall pay the reasonable fees and disbursements of counsel for such Indemnified Party. No settlement of any such claim or payment in connection with any such settlement shall be made without the prior consent of the Indemnifying Party which consent shall not be unreasonably withheld.

                                    ARTICLE V

DELIVERIES

      5.1 Items to be delivered to the Sellers prior to or at Closing by the Company.

(a) Articles of Incorporation and amendments thereto, bylaws and amendments thereto, and a certificate of good standing from the Secretary of State of the State of Nevada;

(b) all applicable schedules hereto;

(c) all minutes and resolutions of the Board of Directors and shareholder meetings in possession of the Company;

(d) shareholder list;

(e) all financial statements and tax returns in possession of the Company;

(f) resolution from the Company's current directors appointing three (3) designees of Alliance to the Company's Board of Directors;

(g) letters of resignation from the Company's current directors to be effective upon Closing and after the appointments described in this section;

 (h) certificates representing the Preferred Stock issued in the denominations set forth opposite the respective names of the Sellers on Schedule I;

(i) copies of board, and if applicable, shareholder resolutions approving this transaction and authorizing the issuances of the shares hereto; and

(j) any other document reasonably requested by the Sellers that they deem necessary for the consummation of this transaction.

         5.2 Items to be delivered to the Company prior to or at Closing by Alliance

         (a) all applicable schedules hereto;

         (b) certificates representing all of the Alliance Shares; and

         (c) any other document reasonably requested by the Company that it deems necessary for the consummation of this transaction.

                                   ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions Precedent to Closing. The obligations of the parties under this Agreement shall be and are subject to fulfillment, prior to or at the Closing, of each of the following conditions:

      (a) That each of the representations and warranties of the parties contained herein shall be true and correct at the time of the Closing Date as if such representations and warranties were made at such time; and

      (b) That the parties shall have performed or complied with all agreements, terms and conditions required by this Agreement to be performed or complied with by them prior to or at the time of the Closing.

6.2 Conditions to Obligations of the Sellers. The obligations of the Sellers shall be further subject to fulfillment prior to or at the Closing, of each of the following conditions:

      (a) the Company shall have entered into debt conversion agreements with all of its outstanding noteholders such that all outstanding debt of the Company held by such noteholders shall have been extinguished through (i) the conversion of such debt into shares of Preferred Stock or (ii) cash payments by the Company;

      (b) the Company shall have obtained settlement and release agreements for all of its trade payables, except for $30,000 of trade payables which shall remain outstanding as of the Closing Date;

      (c) all required definitive instruments and agreements in a form reasonably satisfactory to the Sellers shall have been executed;

      (d) all necessary board and third party consents shall have been obtained;

      (e) the Sellers shall have completed all necessary technical and legal due diligence;

      (f) the Sellers shall have received a Voting Proxy from (i) Minotaur Fund, L.L.P., Phillip Vitug, Brady Capital Group, LLC, Robert W. O'Neel, III, John Gentile, Don Danks and SBI USA, LLC (together, the "Corfman Investors"), and
(ii) Northumberland Holdings Ltd., Richard Genovese and Nathan Low and/or his Affiliates, assigns and successors (together, the "Northumberland Investors") for all shares of Company stock held by the Corfman Investors and the Northumberland Investors after consummation of the transactions contemplated by the Transaction Documents;

      (g) the Company shall be fully current as of the Closing Date in its required SEC regulatory filings, including its Form 10-KSB for the year ended December 31, 2003 and its From 10-QSB for the quarter ended March 31, 2004, each of which shall have been filed in a form reasonably satisfactory to the Sellers;

      (h) on the Closing Date the Company shall not have any liabilities, contingent or otherwise, including but not limited to, any notes payable or accounts payable, except as otherwise disclosed;

      (i) the Company shall have filed the Certificates with the Nevada Secretary of State providing for the Preferred Stock; and

      (j) The Company shall have completed a private placement of the Company's securities resulting in net proceeds to the Company of at least $2,800,669 as evidenced by a disbursement receipt from the American Stock Transfer & Trust Company.

                                   ARTICLE VII

COVENANTS


7.1 Post-Closing Covenants. Following the Closing, the Sellers shall take all actions necessary or appropriate to effect the amendment of the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock, par value $.001 per share, of the Company, thereby enabling the conversion of all outstanding shares of Preferred Stock into Common Stock of the Company (the "Amendment"); including, without limitation, obtaining approval of the Amendment by the Board of Directors of the Company and the shareholders of the Company within 20 days following the Closing (it being understood that no corporate action effectuating the Amendment shall be taken until at least 20 calendar days after an information statement on Schedule 14C has been mailed to the Company shareholders pursuant to Regulation 14c-2(b) of the Exchange Act). During the period from the Closing to the date on which the shareholders of the Company approve the Amendment, no Seller shall transfer any securities of the Company (or rights therein) to any person.

                                  ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time before or, at Closing, by:

      (a) The mutual agreement of the parties hereto; or

      (b) Either the Company or Sellers holding a majority of the outstanding ownership interests in Alliance, if:

      (i) Any provision of this Agreement applicable to a party hereto shall be materially untrue, be incapable of being accomplished or fail to be accomplished;

      (ii) Any legal proceeding shall have been instituted or shall be imminently threatening to delay, restrain or prevent the consummation of this Agreement;

      (iii) The Exchange shall not have been consummated by June 30, 2004.

      (c) Upon termination of this Agreement for any reason, in accordance with the terms and conditions set forth in this paragraph, each party shall bear all costs and expenses as such party has incurred.

                                   ARTICLE IX

MISCELLANEOUS

9.1 Survival of Representations, Warranties and Agreements. All representations and warranties and statements made by a party to this agreement or in any document or certificate delivered pursuant hereto shall survive the Closing Date for a period of two years from the Closing Date.

9.2 Notice. All communications, notices, requests, consents or demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered such party by notice in the manner provided herein:

         If to the Company:

         Gottbetter & Partners L.L.P.
         488 Madison Avenue, 12th Floor
         New York, NY  10022
         (212) 400-6900 (212) 400-6901 (fax) c/o Louis Cammarosano

         If to the Sellers:

         At the address of each Seller set forth on Schedule 1 hereto.

         With a copy to:

         Willkie Farr & Gallagher LLP
         787 Seventh Avenue
         New York, New York  10019
         Attention: Christopher E. Manno, Esq.
         Facsimile: (212) 728-9288

9.3 Entire Agreement. This Agreement, the Disclosure Schedules and any instruments and agreements to be executed pursuant to this Agreement, set forth the entire understanding of the parties hereto with respect to the subject matter of this Agreement, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto.

9.4 Successors and Assigns. This Agreement shall be binding upon, enforceable against and inure to the benefit of, the parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person.

9.5 Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of New York as applicable to agreements made and fully to be performed in such state, without giving effect to conflicts of law principles.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

9.7 Severability. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

                  [Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.

ESSENTIAL REALITY, INC., a Nevada corporation


By:
Name: Humbert B. Powell, III
Title: Chairman of the Board


SELLERS:


By:  ________________________________________________
     Name: Jay Gelman

By:  ________________________________________________
     Name: Andre Muller


By:  ________________________________________________
     Name: Francis Vegliante

THE COMPANY DISCLOSURE SCHEDULES
Item 2.5(b) - Capitalization
Item 2.8 - Taxes

ALLIANCE DISCLOSURE SCHEDULES Item 3.3 - Capitalization.

                                                                       EXHIBIT A
                                    DIRECTORS

Jay Gelman                  Chairman

Andre Muller                Director

Thomas Vitiello             Director

Humbert B. Powell, III      Director

                                                                       EXHIBIT B

                                    OFFICERS

Jay Gelman         Chief Executive Officer

Andre Muller       President and Chief Operating Officer

George Mellides    Chief Financial Officer

                                                                       EXHIBIT C

                              CAPITALIZATION TABLE

                                 (See attached)

                                                                       EXHIBIT D

                          PRIVATE PLACEMENT MEMORANDUM

                                 (See attached)

                               DISCLOSURE SCHEDULE


                                                    ITEM 2.5(B)

                                                  CAPITALIZATION




                                            OPTIONS           DATE            EXPIRATION       EXERCISE
ADVISORY BOARD OPTIONS                      GRANTED         GRANTED              DATE            PRICE
Glen Wong                                      25,000       June 20, 2002     June 20, 2012   $      1.60
Eli Levitan                                    25,000       June 20, 2002     June 20, 2012   $      0.75
Joshua I. Smith                                25,000       June 21, 2002     June 21, 2012   $      0.75
David H. Starr                                 25,000       June 20, 2002     June 20, 2012   $      0.75
Marvin Igelman                                 25,000       June 20, 2002     June 20, 2012   $      0.75
Paul Eibler                                    35,000       June 20, 2002     June 20, 2012   $      0.75
John Constantino                               75,000       June 20, 2002     June 20, 2012   $      0.75
                                           -----------
                                              235,000
                                           ===========

FINANCIAL CONSULTANT WARRANTS
Coniston Investment Corp.                     193,440       June 20, 2002     June 20, 2005        $  1.30
Legend Merchant Group, Inc.                   137,771       June 20, 2002     June 20, 2005        $  1.30
                                           -----------
                                              331,211
                                           ===========

                                    ITEM 2.8

                                      TAXES

                                    ITEM 3.3

                                 CAPITALIZATION

----------------------------------------------------------------------------
NAME/ADDRESS                                         NUMBER OF SHARES OWNED
----------------------------------------------------------------------------
Jay Gelman                                           100
27 Copper Beech Lane
Lawrence, NY 11559
----------------------------------------------------------------------------
Andre Muller                                         100
16 Hunting Hollow Ct.
Dix Hills, NY 11746
----------------------------------------------------------------------------
Francis Vegliante                                    100
25 Loomis Drive
Baldwin Place, NY 10505
----------------------------------------------------------------------------

                                   EXHIBIT B


                           CERTIFICATE OF DESIGNATION,
                          OF THE RIGHTS AND PREFERENCES
                                       OF
             SERIES A 6% CONVERTIBLE NON REDEEMABLE PREFERRED SHARES
--------------------------------------------------------------------------------

PURSUANT TO SECTION 78.195 OF THE GENERAL CORPORATION LAW OF THE STATE OF NEVADA

      Essential Reality, Inc. a corporation organized and existing under the laws of the State of Nevada (the "Company"), hereby certifies that the following resolutions were adopted by the Board of Directors of the Company pursuant to the authority of the Board of Directors.

      RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Company (the "Board of Directors" or the "Board") in accordance with the provisions of its Articles of Incorporation and Bylaws, each as amended through the date hereof, the Board of Directors hereby amends Article Fourth of the Amended and Restated Articles of Incorporation of the Company (the "Articles") to authorize a series of Series A 6% Convertible Non Redeemable Preferred Shares, $.001 par value per share (the "Preferred Stock"), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

I.  CERTAIN DEFINITIONS

      For purposes of this amendment, capitalized terms are defined in this amendment or shall have the following meanings:

      "Common Stock" means the common stock of the Company.

      "Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

II.   DESIGNATION AND AMOUNT

      The designation of this series, which consists of 2,004,401 of Preferred Stock, is the Series A 6% Convertible Non Redeemable Preferred Stock (the "Series A Preferred Stock") and the par value shall be $.001 per share.

III.   DIVIDENDS

      The holders of shares of Series A Preferred Stock as they appear on the stock records of the Company ("Holder" or "Holders") shall, unless otherwise convertible pursuant to Section IV, be entitled to receive six percent (6%) annual interest payable in kind.

IV.   CONVERSION

      (a) The Series A Preferred Stock shall be automatically converted into shares of Common Stock upon the effectiveness of a certificate of amendment to the Articles duly filed with the Secretary of State of Nevada authorizing a sufficient number of shares of Common Stock of the Company to enable the conversion of all shares of Preferred Stock of the Company then outstanding (the "Conversion Date"). Any conversion under this Section IV (a) shall entitle Holder to receive 700 shares of Common Stock for each share of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares). Upon the entire conversion of the Series A Preferred Stock, the Series A Preferred Stock shall be returned to the Company for cancellation. No shares of the Company's Series B Convertible Non Redeemable Preferred Stock, $.001 par value per share (the "Series B Preferred Stock") shall convert into Common Stock prior to the conversion of the Company's Series A Preferred Stock; provided, however, that both Series A Preferred Stock and Series B Preferred Stock can convert into Common Stock simultaneously.

      (b) Upon the Conversion Date, all outstanding Series A Preferred Stock shall immediately convert into the right to receive Common Stock. Within ten
(10) business days of the Conversion Date, the Company shall provide notice to the holders of the Series A Preferred Stock that such conversion has occurred. Promptly following the receipt of such notice from the Company that the Series A Preferred Stock has been converted into Common Stock, the holders of the Series A Preferred Stock shall surrender the certificate or certificates for such shares of Series A Preferred Stock at the office of the Company's transfer agent (or at the principal office of the Company if the Company serves as its own transfer agent). If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder of his, her or its attorney duly authorized in writing. The Company shall, as soon as practicable after the Conversion Date, and in all events within ten (10) business days of receipt of the certificate or certificates surrendered for conversion, issue and deliver at such office to such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled; provided however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion of any Series A Preferred Stock until the Series A Preferred Stock is either delivered for conversion to the Company or any transfer agent for the Series A Preferred Stock or Common Stock, or the Holder notifies the Company that such Series A Preferred Stock has been lost, stolen or destroyed and provides an agreement reasonably acceptable to the Company to indemnify the Company from any loss incurred by it in connection therewith. No fractional shares of Common Stock shall be issuable upon a conversion hereunder and the number of shares to be issued shall be rounded up to the nearest whole share. If a fractional share interest arises upon any conversion hereunder, the Company shall eliminate such fractional share interest by causing to be issued to Holder an additional full share of Common Stock. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and nonassessable.

      (c) In case of any reclassification of the common stock, any consolidation or merger of the Company with or into another Person, the sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, then each holder of Series A Preferred Stock then outstanding shall have the right thereafter to convert such Series A Preferred Stock only into the shares of stock and other securities and property receivable upon or deemed to be held by holders of common stock of the Company following such reclassification, consolidation, merger, sale, transfer or share exchange (except in the event the property is cash, then the Holder shall have the right to convert the Series A Preferred Stock and receive cash in the same manner as other stockholders), and the Holder shall be entitled upon such event to receive such amount of securities or property as the shares of the Common Stock into which such Series A Preferred Stock could have been converted immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange would have been entitled. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the holder the right to receive the securities or property set forth in this Section IV (c) upon any conversion following such consolidation, merger, sale, transfer or share exchange. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

      (d) The Company covenants that it will authorize, reserve and keep available, such number of shares of Common Stock as shall be issuable upon the conversion of all outstanding shares of Series A Preferred Stock free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders of Series A Preferred Stock,

      (e) The issuance of certificates for shares of Common Stock on conversion of Series A Preferred Stock shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

V.   RANK

      The Series A Preferred Stock shall, as to redemptions, and the distribution of assets upon liquidation, dissolution or winding up of the Company, rank (i) prior to the Company's Common Stock; (ii) prior to any class or series of capital stock of the Company hereafter created that, by its terms, ranks junior to the Series A Preferred Stock ("Junior Securities"); (iii) junior to any class or series of capital stock of the Company hereafter created (with the consent of the holders of a majority of the outstanding Series A Preferred Stock) which by its terms ranks senior to the Series A Preferred Stock ("Senior Securities"); and (iv) pari passu with the Series B Preferred Stock and any other series of preferred stock of the Company hereafter created (with the consent of the holders of a majority of the outstanding Series A Preferred Stock) which by its terms ranks on a parity ("Pari Passu Securities") with the Series A Preferred Stock. The foregoing notwithstanding so long as any Series A Preferred Stock is outstanding without the consent of 66 2/3% of the holders of the outstanding Series A Preferred Stock (voting as a separate class), the Company shall not authorize any senior securities, pari passu securities or junior securities other than Common Stock.

VI. LIQUIDATION PREFERENCE

      (a) In the event of any voluntary or involuntary liquidation, dissolution, Change of Control or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any class or series of stock of the Company ranking on liquidation prior and in preference to the Series A Preferred Stock, but before any payment shall be made to the holders of Common Stock or any other Junior Shares, an amount equal to $3.56 per share of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares). If upon any such liquidation, dissolution, Change of Control or winding up of the Company the remaining assets of the Company available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series A Preferred Stock and any other class or series of stock ranking on liquidation on a parity with the Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Common Stock shall constitute Junior Shares hereunder. For the purposes of hereof, "Change of Control" shall mean (i) the sale, transfer or other conveyance of all or substantially all of the assets of the Company or (ii) the merger or consolidation of the Company with or into any other entity whereafter the stockholders of the Company immediately prior to such merger or consolidation, fail to own fifty percent (50%) or more of the voting power of the surviving entity. The forgoing notwithstanding, Change of Control shall not include any transaction of the Company with AllianceCorner Distributors, Inc., or its successors or shareholders.

      (b) After the payment of all preferential amounts required to be paid to the holders of the Series A Preferred Stock and any other class or series of stock of the Company ranking on liquidation on a parity with the Series A Preferred Stock, upon the dissolution, liquidation or winding up of the Company, the Series A Preferred Stock shall participate (on an as-converted to Common Stock basis) with the holders of shares of Common Stock then outstanding in the remaining assets and funds of the Company available for distribution to its shareholders after the payment of any preferential amount otherwise payable on any capital stock of the Company.

VII. VOTING RIGHTS

      Except as otherwise required by law or as otherwise set forth herein, the holders of the Series A Preferred Stock shall be entitled to vote on all matters on which holders of Common Stock are entitled to vote, including, without limitation, the election of directors. Each holder of Series A Preferred Stock shall be entitled to one vote per share of Common Stock into which the Series A Preferred Stock held by it is convertible at the record date for determination of the holders of Series A Preferred Stock entitled to vote, or if no such record date is established, at the date such vote is taken or any written consent of holders of Series A Preferred is solicited.

VIII. NO IMPAIRMENT

      The Company will not, by amendment of its Certificate of Incorporation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of the Series A Preferred Stock and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.

IX. AMENDMENT

      No amendment to this Certificate of Designation of the Rights and Preferences of Series A 6% Convertible Non Redeemable Preferred Shares or the Company's Certificate of Incorporation changing or inconsistent with the terms hereof shall be permitted without the consent of 66 2/3% of the holders of the outstanding Series A Preferred Stock (voting as a separate class) so long as there is any Series A Preferred Stock outstanding.

      IN WITNESS WHEREOF, Essential Reality, Inc. has caused this Certificate to be signed by Humbert B.Powell, III, its Chairman of the Board, and attested by Brian Jedwab, General Counsel, this ___ day of June, 2004.


                                               ESSENTIAL REALITY, INC.,
                                               a Nevada corporation

                                               By:___________________________
                                               Name: Humbert Powell
                                               Title: Chairman of the Board
[Corporate Seal]
ATTEST:

By:______________________
     Brian Jedwab

                                   EXHIBIT C


                              AMENDED AND RESTATED
                           CERTIFICATE OF DESIGNATION,
                          OF THE RIGHTS AND PREFERENCES
                                       OF
             SERIES A 6% CONVERTIBLE NON REDEEMABLE PREFERRED SHARES
--------------------------------------------------------------------------------

PURSUANT TO SECTION 78.195 OF THE GENERAL CORPORATION LAW OF THE STATE OF NEVADA

      Essential Reality, Inc. a corporation organized and existing under the laws of the State of Nevada (the "Company"), hereby certifies that the following resolutions were adopted by the Board of Directors of the Company pursuant to the authority of the Board of Directors.

      RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Company (the "Board of Directors" or the "Board") in accordance with the provisions of its Articles of Incorporation and Bylaws, each as amended through the date hereof, the Board of Directors hereby amends Article Fourth of the Amended and Restated Articles of Incorporation of the Company (the "Articles") to authorize a series of Series A 6% Convertible Non Redeemable Preferred Shares, $.001 par value per share (the "Preferred Stock"), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

I.  CERTAIN DEFINITIONS

      For purposes of this amendment, capitalized terms are defined in this amendment or shall have the following meanings:

      "Common Stock" means the common stock of the Company.

      "Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

II.   DESIGNATION AND AMOUNT

      The designation of this series, which consists of 2,004,401 of Preferred Stock, is the Series A 6% Convertible Non Redeemable Preferred Stock (the "Series A Preferred Stock") and the par value shall be $.001 per share.

III.   DIVIDENDS

      The holders of shares of Series A Preferred Stock as they appear on the stock records of the Company ("Holder" or "Holders") shall, unless otherwise convertible pursuant to Section IV, be entitled to receive six percent (6%) annual interest payable in kind.

IV.   CONVERSION

      (a) Subject to the conversion restrictions set forth in Section IV(f) hereof, the Series A Preferred Stock shall be automatically converted into shares of Common Stock upon the effectiveness of a certificate of amendment to the Articles duly filed with the Secretary of State of Nevada authorizing a sufficient number of shares of Common Stock of the Company to enable the conversion of all shares of Preferred Stock of the Company then outstanding (the "Initial Conversion Date"). To the extent that any shares of Series A Preferred Stock remain outstanding following the Initial Conversion Date due to the operation of the conversion restrictions set forth in Section IV(f) hereof, then such remaining outstanding shares of Series A Preferred Stock shall be converted into Common Stock on such date(s) (an "Additional Conversion Date", and together with the Initial Conversion Date, a "Conversion Date") as described in Section IV(b) below. Any conversion under this Section IV (a) shall entitle Holder to receive 700 shares of Common Stock for each share of Series A Preferred Stock (the "Conversion Price") (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares). Upon the conversion of the any Series A Preferred Stock, such Series A Preferred Stock shall be returned to the Company for cancellation. No shares of the Company's Series B Convertible Non Redeemable Preferred Stock, $.001 par value per share (the "Series B Preferred Stock") shall convert into Common Stock prior to the Initial Conversion Date of the Company's Series A Preferred Stock; provided, however, that both Series A Preferred Stock and Series B Preferred Stock can convert into Common Stock simultaneously.

      (b) Subject to the conversion restrictions set forth in Section IV(f) hereof, upon a Conversion Date, all outstanding Series A Preferred Stock shall immediately convert into the right to receive Common Stock. Within ten (10) business days of the Initial Conversion Date, the Company shall provide notice to the Holders that such conversion has occurred (the "Company Conversion Notice") and will become effective with respect to a Holder's shares of Series A Preferred unless such Holder within three business days notifies the Company that the conversion restrictions set forth in Section IV(f) hereof restricts its conversion of the Series A Preferred Stock. If a Holder delivers such notice to the Company, such notice shall specify therein the number of shares of Series A Preferred so restricted. All shares of Series A Preferred Stock of a Holder that are not reflected in the Holder's notice to the Company as being restricted shall be immediately converted into Common Stock. Thereafter, such Holder may from time to time convert such of its remaining outstanding shares of Series A Preferred Stock into Common Stock that become eligible for conversion under
Section IV(f) by delivering written notice to the Company stating that such Holder can convert additional shares of Series A Preferred Stock into Common Stock without being restricted by Section IV(f) hereof and setting forth the number of shares of Series A Preferred Stock to be converted (the "Additional Conversion Notice"). The Company covenants and agrees that, if requested by the Holder, it will provide the information relating to the total number of issued and outstanding shares of Common Stock for purposes of allowing the Holder to calculate Holder's beneficial ownership in the Company's Common Stock. Promptly following the receipt of by (a) a Holder of the Company Conversion Notice or (b) the Company of an Additional Conversion Notice, as the case may be, the Holders whose Series A Preferred Stock is converted into Common Stock shall surrender the certificate or certificates for the applicable shares of Series A Preferred Stock at the office of the Company's transfer agent (or at the principal office of the Company if the Company serves as its own transfer agent). If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder of his, her or its attorney duly authorized in writing. The Company shall, as soon as practicable after any Conversion Date, and in all events within ten (10) business days of receipt of the certificate or certificates surrendered for conversion, issue and deliver at such office to such Holder, a certificate or certificates for the number of shares of Common Stock to which such Holder shall be entitled; provided however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion of any Series A Preferred Stock until the Series A Preferred Stock is either delivered for conversion to the Company or any transfer agent for the Series A Preferred Stock or Common Stock, or the Holder notifies the Company that such Series A Preferred Stock has been lost, stolen or destroyed and provides an agreement reasonably acceptable to the Company to indemnify the Company from any loss incurred by it in connection therewith. No fractional shares of Common Stock shall be issuable upon a conversion hereunder and the number of shares to be issued shall be rounded up to the nearest whole share. If a fractional share interest arises upon any conversion hereunder, the Company shall eliminate such fractional share interest by causing to be issued to Holder an additional full share of Common Stock. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and nonassessable.

      (c) In case of any reclassification of the Common Stock, any consolidation or merger of the Company with or into another Person, the sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property (each, a "Fundamental Transaction"), then each Holder then outstanding shall have the right thereafter to convert such Series A Preferred Stock only into the shares of stock and other securities and property receivable upon or deemed to be held by holders of Common Stock following such reclassification, consolidation, merger, sale, transfer or share exchange (except in the event the property is cash, then the Holder shall have the right to convert the Series A Preferred Stock and receive cash in the same manner as other stockholders), and the Holder shall be entitled upon such event to receive such amount of securities or property as the shares of the Common Stock into which such Series A Preferred Stock could have been converted immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange would have been entitled. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the Holder the right to receive the securities or property set forth in this Section IV(c) upon any conversion following such consolidation, merger, sale, transfer or share exchange. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

      (d) The Company covenants that it will authorize, reserve and keep available, such number of shares of Common Stock as shall be issuable upon the conversion of all outstanding shares of Series A Preferred Stock free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders of Series A Preferred Stock,

      (e) The issuance of certificates for shares of Common Stock on conversion of Series A Preferred Stock shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(f) Certain Conversion Restrictions.

      i. Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by a Holder upon any conversion of Series A Preferred Stock shall be limited to the extent necessary to insure that, following such conversion, the total number of shares of Common Stock then beneficially owned by such Holder and its affiliates and any other Persons whose beneficial ownership of Common Stock would be aggregated with such Holder's for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), does not exceed 4.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such conversion). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. This restriction may not be waived; provided, however, that this provision shall not restrict the number of shares of Common Stock which a Holder may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder may receive in the event of a Fundamental Transaction as contemplated herein.

      ii. Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by a Holder upon any conversion of Series A Preferred Stock shall be limited to the extent necessary to insure that, following such conversion, the total number of shares of Common Stock then beneficially owned by such Holder and its Affiliates and any other Persons whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act, does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such conversion). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. This restriction may not be waived; provided, however, that this provision shall not restrict the number of shares of Common Stock which a Holder may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder may receive in the event of a Fundamental Transaction as contemplated herein.

      iii. Any shares of Series A Preferred Stock not automatically converted into Common Stock on the Initial Conversion Date due to the operation of this Section IV(f) shall no longer have any of the rights or preferences set forth in Sections III, V and VI hereof and shall rank pari passu with the Common Stock.

V.   RANK

      The Series A Preferred Stock shall, as to redemptions, and the distribution of assets upon liquidation, dissolution or winding up of the Company, rank (i) prior to the Company's Common Stock; (ii) prior to any class or series of capital stock of the Company hereafter created that, by its terms, ranks junior to the Series A Preferred Stock ("Junior Securities"); (iii) junior to any class or series of capital stock of the Company hereafter created (with the consent of the Holders of a majority of the outstanding Series A Preferred Stock) which by its terms ranks senior to the Series A Preferred Stock ("Senior Securities"); and (iv) pari passu with the Series B Preferred Stock and any other series of preferred stock of the Company hereafter created (with the consent of the Holders of a majority of the outstanding Series A Preferred Stock) which by its terms ranks on a parity ("Pari Passu Securities") with the Series A Preferred Stock. The foregoing notwithstanding so long as any Series A Preferred Stock is outstanding without the consent of Holders holding 66 2/3% of the outstanding Series A Preferred Stock (voting as a separate class), the Company shall not authorize any senior securities, pari passu securities or junior securities other than Common Stock.

VI. LIQUIDATION PREFERENCE

      (a) In the event of any voluntary or involuntary liquidation, dissolution, Change of Control or winding up of the Company, the Holders then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any class or series of stock of the Company ranking on liquidation prior and in preference to the Series A Preferred Stock, but before any payment shall be made to the holders of Common Stock or any other Junior Shares, an amount equal to $3.56 per share of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares). If upon any such liquidation, dissolution, Change of Control or winding up of the Company the remaining assets of the Company available for distribution to its shareholders shall be insufficient to pay the Holders the full amount to which they shall be entitled, the Holders and any other class or series of stock ranking on liquidation on a parity with the Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Common Stock shall constitute Junior Shares hereunder. For the purposes of hereof, "Change of Control" shall mean (i) the sale, transfer or other conveyance of all or substantially all of the assets of the

Company or (ii) the merger or consolidation of the Company with or into any other entity whereafter the stockholders of the Company immediately prior to such merger or consolidation, fail to own fifty percent (50%) or more of the voting power of the surviving entity. The forgoing notwithstanding, Change of Control shall not include any transaction of the Company with AllianceCorner Distributors, Inc., or its successors or shareholders.

      (b) After the payment of all preferential amounts required to be paid to the Holders and any other class or series of stock of the Company ranking on liquidation on a parity with the Series A Preferred Stock, upon the dissolution, liquidation or winding up of the Company, the Series A Preferred Stock shall participate (on an as-converted to Common Stock basis) with the holders of shares of Common Stock then outstanding in the remaining assets and funds of the Company available for distribution to its shareholders after the payment of any preferential amount otherwise payable on any capital stock of the Company.

VII. VOTING RIGHTS

      Except as otherwise required by law or as otherwise set forth herein, the Holders, if and to the extent convertible in accordance with Section IV(f) hereunder, shall be entitled to vote on all matters on which holders of Common Stock are entitled to vote, including, without limitation, the election of directors. If and to the extent convertible in accordance with Section IV(f) hereunder, each Holder shall be entitled to one vote per share of Common Stock into which the Series A Preferred Stock held by it is convertible at the record date for determination of the Holders entitled to vote, or if no such record date is established, at the date such vote is taken or any written consent of Holders is solicited.

VIII. NO IMPAIRMENT

      The Company will not, by amendment of its Certificate of Incorporation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of the Series A Preferred Stock and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holders against impairment.

IX. AMENDMENT

      No amendment to this Certificate of Designation of the Rights and Preferences of Series A 6% Convertible Non Redeemable Preferred Shares or the Company's Certificate of Incorporation changing or inconsistent with the terms hereof shall be permitted without the consent of Holders holding 66 2/3% of the outstanding Series A Preferred Stock (voting as a separate class) so long as there is any Series A Preferred Stock outstanding.

      IN WITNESS WHEREOF, Essential Reality, Inc. has caused this Certificate to be signed by Humbert B. Powell, III, its Chairman of the Board, and attested by Brian Jedwab this ___ day of June, 2004.


                                            ESSENTIAL REALITY, INC.,
                                            a Nevada corporation

                                            By:___________________________
                                            Name: Humbert Powell
                                            Title: Chairman of the Board
[Corporate Seal]
ATTEST:

By:______________________
Name: Brian Jedwab

                                   EXHIBIT D


                           CERTIFICATE OF DESIGNATION,
                          OF THE RIGHTS AND PREFERENCES
                                       OF
              SERIES B CONVERTIBLE NON REDEEMABLE PREFERRED SHARES
--------------------------------------------------------------------------------
PURSUANT TO SECTION 78.195 OF THE GENERAL CORPORATION LAW OF THE STATE OF NEVADA

      Essential Reality, Inc. a corporation organized and existing under the laws of the State of Nevada (the "Company"), hereby certifies that the following resolutions were adopted by the Board of Directors of the Company pursuant to the authority of the Board of Directors.

      RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Company (the "Board of Directors" or the "Board") in accordance with the provisions of its Articles of Incorporation and Bylaws, each as amended through the date hereof, the Board of Directors hereby amends Article Fourth of the Amended and Restated Articles of Incorporation of the Company (the "Articles") to authorize a series of Series B Convertible Non Redeemable Preferred Shares, $.001 par value per share (the "Preferred Stock"), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

I. CERTAIN DEFINITIONS

      For purposes of this amendment, capitalized terms are defined in this amendment or shall have the following meanings:

      "Common Stock" means the common stock of the Company.

      "Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

II. DESIGNATION AND AMOUNT

      The designation of this series, which consists of 1,995,599 of Preferred Stock, is the Series B Convertible Non Redeemable Preferred Stock (the "Series B Preferred Stock") and the par value shall be $.001 per share.

III. CONVERSION

      (a) The Series B Preferred Stock shall be automatically converted into shares of Common Stock upon the effectiveness of a certificate of amendment to the Articles duly filed with the Secretary of State of Nevada authorizing a sufficient number of shares of Common Stock of the Company to enable the conversion of all shares of Preferred Stock of the Company then outstanding (the "Conversion Date"). Any conversion under this Section III (a) shall entitle Holder to receive 700 shares of Common Stock for each share of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares). Upon the entire conversion of the Series B Preferred Stock, the Series B Preferred Stock shall be returned to the Company for cancellation. No shares of the Company's Series A 6% Convertible Non Redeemable Preferred Stock, $.001 par value per share (the "Series A Preferred Stock") shall convert into Common Stock prior to the conversion of the Company's Series B Preferred Stock; provided, however, that both Series A Preferred Stock and Series B Preferred Stock can convert into Common Stock simultaneously.

      (b) Upon the Conversion Date, all outstanding Series B Preferred Stock shall immediately convert into the right to receive Common Stock. Within ten
(10) business days of the Conversion Date, the Company shall provide notice to the holders of the Series B Preferred Stock that such conversion has occurred. Promptly following the receipt of such notice from the Company that the Series B Preferred Stock has been converted into Common Stock, the holders of the Series B Preferred Stock shall surrender the certificate or certificates for such shares of Series B Preferred Stock at the office of the Company's transfer agent (or at the principal office of the Company if the Company serves as its own transfer agent). If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder of his, her or its attorney duly authorized in writing. The Company shall, as soon as practicable after the Conversion Date, and in all events within ten (10) business days of receipt of the certificate or certificates surrendered for conversion, issue and deliver at such office to such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled; provided however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion of any Series B Preferred Stock until the Series B Preferred Stock is either delivered for conversion to the Company or any transfer agent for the Series B Preferred Stock or Common Stock, or the Holder notifies the Company that such Series B Preferred Stock has been lost, stolen or destroyed and provides an agreement reasonably acceptable to the Company to indemnify the Company from any loss incurred by it in connection therewith. No fractional shares of Common Stock shall be issuable upon a conversion hereunder and the number of shares to be issued shall be rounded up to the nearest whole share. If a fractional share interest arises upon any conversion hereunder, the Company shall eliminate such fractional share interest by causing to be issued to Holder an additional full share of Common Stock. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and nonassessable.

      (c) In case of any reclassification of the common stock, any consolidation or merger of the Company with or into another Person, the sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, then each holder of Series B Preferred Stock then outstanding shall have the right thereafter to convert such Series B Preferred Stock only into the shares of stock and other securities and property receivable upon or deemed to be held by holders of common stock of the Company following such reclassification, consolidation, merger, sale, transfer or share exchange (except in the event the property is cash, then the Holder shall have the right to convert the Series B Preferred Stock and receive cash in the same manner as other stockholders), and the Holder shall be entitled upon such event to receive such amount of securities or property as the shares of the Common Stock into which such Series B Preferred Stock could have been converted immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange would have been entitled. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the holder the right to receive the securities or property set forth in this Section III (c) upon any conversion following such consolidation, merger, sale, transfer or share exchange. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

      (d) The Company covenants that it will authorize, reserve and keep available, such number of shares of Common Stock as shall be issuable upon the conversion of all outstanding shares of Series B Preferred Stock free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders of Series B Preferred Stock,

      (e) The issuance of certificates for shares of Common Stock on conversion of Series B Preferred Stock shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

IV. RANK

      The Series B Preferred Stock shall, as to redemptions, and the distribution of assets upon liquidation, dissolution or winding up of the Company, rank (i) prior to the Company's Common Stock; (ii) prior to any class or series of capital stock of the Company hereafter created that, by its terms, ranks junior to the Series B Preferred Stock ("Junior Securities"); (iii) junior to any class or series of capital stock of the Company hereafter created (with the consent of the holders of a majority of the outstanding Series B Preferred Stock) which by its terms ranks senior to the Series B Preferred Stock ("Senior Securities"); and (iv) pari passu with the Series A Preferred Stock and any other series of preferred stock of the Company hereafter created (with the consent of the holders of a majority of the outstanding Series B Preferred Stock) which by its terms ranks on a parity ("Pari Passu Securities") with the Series B Preferred Stock. The foregoing notwithstanding so long as any Series B Preferred Stock is outstanding without the consent of 66 2/3% of the holders of the outstanding Series B Preferred Stock (voting as a separate class), the Company shall not authorize any senior securities, pari passu securities or junior securities other than Common Stock.

V. LIQUIDATION PREFERENCE

      (a) In the event of any voluntary or involuntary liquidation, dissolution, Change of Control or winding up of the Company, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any class or series of stock of the Company ranking on liquidation prior and in preference to the Series B Preferred Stock, but before any payment shall be made to the holders of Common Stock or any other Junior Shares, an amount equal to $3.56 per share of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares). If upon any such liquidation, dissolution, Change of Control or winding up of the Company the remaining assets of the Company available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series B Preferred Stock and any other class or series of stock ranking on liquidation on a parity with the Series B Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The Common Stock shall constitute Junior Shares hereunder. For the purposes of hereof, "Change of Control" shall mean (i) the sale, transfer or other conveyance of all or substantially all of the assets of the Company or (ii) the merger or consolidation of the Company with or into any other entity whereafter the stockholders of the Company immediately prior to such merger or consolidation, fail to own fifty percent (50%) or more of the voting power of the surviving entity. The forgoing notwithstanding, Change of Control shall not include any transaction of the Company with AllianceCorner Distributors, Inc., or its successors or shareholders.

      (b) After the payment of all preferential amounts required to be paid to the holders of the Series B Preferred Stock and any other class or series of stock of the Company ranking on liquidation on a parity with the Series B Preferred Stock, upon the dissolution, liquidation or winding up of the Company, the Series B Preferred Stock shall participate (on an as-converted to Common Stock basis) with the holders of shares of Common Stock then outstanding in the remaining assets and funds of the Company available for distribution to its shareholders after the payment of any preferential amount otherwise payable on any capital stock of the Company.

VI. VOTING RIGHTS

      Except as otherwise required by law or as otherwise set forth herein, the holders of the Series B Preferred Stock shall be entitled to vote on all matters on which holders of Common Stock are entitled to vote, including, without limitation, the election of directors. Each holder of Series B Preferred Stock shall be entitled to one vote per share of Common Stock into which the Series B Preferred Stock held by it is convertible at the record date for determination of the holders of Series B Preferred Stock entitled to vote, or if no such record date is established, at the date such vote is taken or any written consent of holders of Series B Preferred is solicited.

VIII. NO IMPAIRMENT

      The Company will not, by amendment of its Certificate of Incorporation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of the Series B Preferred Stock and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Stock against impairment.

IX. AMENDMENT

      No amendment to this Certificate of Designation of the Rights and Preferences of Series B Convertible Non Redeemable Preferred Shares or the Company's Certificate of Incorporation changing or inconsistent with the terms hereof shall be permitted without the consent of 66 2/3% of the holders of the outstanding Series B Preferred Stock (voting as a separate class) so long as there is any Series B Preferred Stock outstanding.

      IN WITNESS WHEREOF, Essential Reality, Inc. has caused this Certificate to be signed by Humbert B.Powell, III, its Chairman of the Board, and attested by Brian Jedwab, General Counsel, this ___ day of June, 2004.


                                                ESSENTIAL REALITY, INC.,
                                                a Nevada corporation

                                                By:___________________________
                                                Name: Humbert Powell
                                                Title: Chairman of the Board
[Corporate Seal]
ATTEST:

By:______________________
     Brian Jedwab

                                   EXHIBIT E


                                IRREVOCABLE PROXY

      The undersigned stockholders of Essential Reality, Inc., a Nevada corporation (the "Company"), hereby irrevocably make, constitute and appoint Jay Gelman ("Gelman"), from and after the Closing Date (as defined in that certain Exchange Agreement, dated as of June __, 2004, by and among the undersigned stockholders and the Sellers listed therein), as the sole and exclusive attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to
(i) the voting of all the voting securities (whether in the form of common stock, preferred stock, or both) of the Company beneficially owned by the undersigned stockholders (the "Securities"), including, without limitation, the power to execute and deliver written consents with respect to the Securities, at every annual, special or adjourned meeting of the Company's stockholders, and in every written consent in lieu of such a meeting, or otherwise, for any lawful purpose, and (ii) the taking of actions in furtherance thereof, such as the right to demand that the Secretary of the Company call a special meeting of the stockholders of the Company for the purpose of considering any matter properly called before such meeting. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Securities are hereby revoked and no subsequent proxies covering the specific matters referred to herein will be given.

      Each of the undersigned stockholders hereby acknowledges and confirms that the appointment of Gelman as the undersigned's proxy shall be deemed to be coupled with an interest sufficient to make this proxy irrevocable. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

      Following the date hereof and until the date on which the Company is permitted under Regulation 14c-2(b) promulgated under the Securities Exchange Act of 1934 to amend its Articles of Incorporation to increase its authorized share capital (the "Release Date"), the undersigned shall not transfer any securities of the Company (or rights therein) to any person. The foregoing notwithstanding, nothing herein shall be deemed a restriction of the right of any of the undersigned stockholders or their respective successors or assigns to transfer or sell any securities of the Company after the Release Date and any securities so transferred or sold shall be free and clear of this agreement. It shall not be required pursuant to this agreement that any stockholder or its successors or assigns hold any securities of the Company after the Release Date.

      Any copy, facsimile telecommunication or other reliable reproduction of this proxy may be substituted or used in lieu of an original writing or transmission for all purposes for which an original writing or transmission could be used.

      This irrevocable proxy may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                                      *****

                  GIVEN at New York, New York this ___ day of June 2004.

                  STOCKHOLDER:



                  -----------------------------
                  Richard Genovese



                  NORTHUMBERLAND HOLDINGS LTD.

                  By:_____________________________
                  Name:
                  Title:



                  -----------------------------
                  Mark Tompkins



                  THE NATHAN A LOW FAMILY TRUST

                  By:_____________________________
                  Name:
                  Title: Trustee



                  MINOTAUR FUND, L.L.P.

                  By:_____________________________
                  Name:
                  Title:



                  -----------------------------
                  Phillip Vitug


                 [Signature Page to Irrevocable Polixcy]

                  Brady Capital Group, LLC

                  By:_____________________________
                  Name:
                  Title:



                  -----------------------------
                  Robert W. O'Neel, III



                  -----------------------------
                  John Gentile



                  -----------------------------
                  Don Danks



                  SBI USA, LLC

                  By:_____________________________
                  Name:
                  Title:



                  VITEL VENTURES, INC

                  By:______________________________

                  Name:

                  Title:


                 [Signature Page to Irrevocable Polixcy]

                                   EXHIBIT F

   --------------------------------------------------------------------------

                             SUBSCRIPTION AGREEMENT

                                     BETWEEN

                             ESSENTIAL REALITY, INC.
                                       AND

                             THE PURCHASER LISTED ON
                                SCHEDULE 1 HERETO

                              --------------------

                                  JUNE __, 2004

                              --------------------


   --------------------------------------------------------------------------

LIST OF SCHEDULES:

Schedule 1        Investor Questionnaire

LIST OF EXHIBITS:

Exhibit A         The Certificate of Designation of the Series A Preferred Stock

Exhibit B         The Certificate of Designation of the Series B Preferred Stock

Exhibit C         Registration Rights Agreement

Exhibit D         Post Transaction Capitalization Table

Exhibit E         Share Exchange Agreement

      THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made and entered into as of June __, 2004, between Essential Reality, Inc, a corporation organized and existing under the laws of the State of Nevada (the "Company"), the purchaser listed on the Signature Page hereto (each a "Purchaser" and together with the signatories to all substantially similar Subscription Agreements, the "Purchasers"), and Jay Gelman ("Gelman"), who is joining this Agreement solely with respect to his covenant set forth in Section 2.4(d) below.

      WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to the Purchaser and the Purchaser desires to acquire from the Company such number of shares of the Company's Series A 6% Non-Redeemable Convertible Preferred Stock (the "Preferred Stock") as is set forth on the signature page to this Agreement.

      IN CONSIDERATION of the mutual covenants contained in this Agreement, the Company and each Purchaser agree as follows:

                                    SECTION I

                               CERTAIN DEFINITIONS

      1.1 Certain Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

      "ACDI" shall mean Alliance Corner Distributors, Inc.

      "Affiliate" shall mean, with respect to any Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

      "Agreement" shall have the meaning set forth in the introductory paragraph of this Agreement.

      "Business Day" shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government actions to close.

      "Certificates" shall mean the Certificate of Designation of the Rights and Preferences of Series A Convertible Non-Redeemable Preferred Shares attached as Exhibit A and the Certificate of Designation of the Rights and Preferences of Series B Convertible Non-Redeemable Preferred Shares attached as Exhibit B which shall be filed by the Company with the Secretary of State of Nevada prior to the Closing Date.

      "Change of Control" shall mean the acquisition, directly or indirectly, by any Person of ownership of, or the power to direct the exercise of voting power with respect to, a majority of the issued and outstanding voting securities of the Company.

      "Closing" shall have the meaning set forth in Section 2.2(a).

      "Closing Date" shall have the meaning set forth in Section 2.2(a).

      "Common Stock" shall mean the shares now or hereafter authorized of the class of common stock, no par value, of the Company and stock of any other class into which such shares may hereafter have been reclassified or changed.

      "Company" shall have the meaning set forth in the introductory paragraph.

      "Control Person" shall have the meaning set forth in Section 4.7 (a) hereof.

      "Default" shall mean any event or condition which constitutes an Event of Default or which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

      "Disclosure Documents" shall mean all the documents and materials provided to the Purchaser and/or its representatives in connection with the Company and this offering, including, but not limited to, the Private Placement Memorandum dated June __, 2004, the Company's last annual report filed with the SEC on Form 10K and each quarterly report filed on Form 10Q since that last annual report.

      "Event of Default" shall have the meaning set forth in Section 5.

      "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

      "Indemnified Party" shall have the meaning set forth in Section 4.7(b) hereof.

      "Indemnifying Party" shall have the meaning set forth in Section 4.7(b) hereof.

      "Losses" shall have the meaning set forth in Section 4.7(a) hereof.

      "Material" shall mean having a financial consequence in excess of $25,000.

      "Material Adverse Effect" shall have the meaning set forth in Section 3.1(a).

      "Person" shall mean an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

      "PPM" shall mean the private placement memorandum regarding the offering of the Preferred Stock by the Company.

      "Proceeding" shall mean an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

      "Purchase Price" shall have the meaning set forth in Section 2.1(b).

      "Purchaser" shall have the meaning set forth in the introductory paragraph.

      "Reporting Issuer" shall mean a company that is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

      "Required Approvals" shall have the meaning set forth in Section 3.1(f).

      "SEC" shall mean the Securities and Exchange Commission.

      "Securities Act" shall mean the Securities Act of 1933, as amended.

      " Preferred Stock" shall have the meaning set forth in the recital.

      "Share Exchange Agreement" means that certain share exchange agreement between Alliance Corner Distributors, Inc and the Company dated June [ ] 2004.

      "Subsidiaries" shall have the meaning set forth in Section 3.1(a).

      "Transaction Documents" shall mean this Agreement, the Registration Rights Agreement, attached hereto as Exhibit C, the Post Transaction Capitalization Table attached hereto as Exhibit D, the Share Exchange Agreement attached hereto as Exhibit E and all other exhibits and schedules hereto and all other documents, instruments and writings required pursuant to this Agreement.

                                   SECTION II

                PURCHASE AND SALE OF CONVERTIBLE PREFERRED SHARES

      2.1 Purchase and Sale; Purchase Price.

            (a) Subject to the terms and conditions set forth herein, the Company shall issue and sell and the Purchaser shall purchase the number of shares of the Preferred Stock as is indicated next to its name on the signature page hereof.

            (b) The purchase price for each share of Preferred Stock shall be $3.56 (the "Per Share Consideration"). The Per Share Consideration multiplied by the number of shares of Preferred Stock to be purchased by the Purchaser is referred to as the "Purchase Price. The Company shall not accept any subscription for a Purchase Price less than $25,000, unless such requirement is waived by the Company in its sole discretion, as set forth in the PPM.

      2.2 Execution and Delivery of Documents; The Closing.

            (a) The Closing of the purchase and sale of the Preferred Stock (the "Closing") shall take place simultaneously with the execution and delivery of this Agreement (the "Closing Date"). On the Closing Date,

                  (i) the Company shall execute and deliver to the Purchaser the certificates representing the Preferred Stock; and

                  (ii) the Purchaser shall deliver to the Company the cash consideration for the Preferred Stock. Such consideration shall be in the form of wire transfer of immediately available funds. The wiring instructions of the Company are:

                 J. P. Morgan Chase
                 55 Water Street
                 New York, New York
                 A/C# 323-059-953
                 ABA# 021 000 021
                 American Stock Transfer & Trust Company as Escrow Agent for Essential Reality, Inc.

All funds wired to this account shall be held in escrow pending the completion of the Closing. If the Closing does not occur by June 30, 2004 or such later date as the offering may be extended to, then such funds shall be promptly returned to the Purchasers without interest.

      2.3 Conditions to Closing

            (a) The Closing is predicated upon the following conditions being satisfied at or prior to June 30, 2004 or such later date as the offering may be extended to and if any of these conditions are not met or waived by such date, then the Purchase Price shall be returned to the Purchasers without interest:

                  (i) the Company obtaining debt conversion agreements from all its outstanding note holders such that all outstanding debt of the Company (which debt is currently in default) is extinguished either through the payment of such debt (with such payments being consistent with the Use of Proceeds section of the PPM) or the conversion of such debt into Preferred Shares based on a per share price of the Preferred Stock of $3.56 and the Company's debt, after giving effect to such conversion and payments to be made at the Closing, shall be in the form of trade payables in an amount not to exceed $30,000;

                  (ii) all required definitive instruments and agreements shall be executed by all parties thereto prior to or at the Closing, including, but not limited to, the Share Exchange Agreement, in the form attached hereto as Exhibit E;

                  (iii) all necessary board and third party consents have been obtained;

                  (iv) the Company and ACDI complete all necessary technical and legal due diligence;

                  (v) ACDI receives a voting proxy from (i) Minotaur Fund L.L.P., Phillip Vitug, Brady Capital Group, LLC, Robert W. O'Neel, III, John Gentile, Don Danks and SBI USA, LLC (collectively the "Corfman Investors") (ii) Northumberland Holdings Ltd., Richard Genovese and Nathan A. Low Family Trust, dated April 12, 1996, and/or its Affiliates, assigns and successors (collectively, the "Northumberland Investors") for all shares of the Company's stock held by the Northumberland Investors and the Corfman Investors at or prior to the Closing;

                  (vi) the Company is, as of the Closing Date, fully current in its required SEC regulatory filings;

                  (vii) the Company shall have filed the Certificates with the Nevada Secretary of State providing for the Preferred Stock;

                  (viii) the Company simultaneously closes on the sale of no less than $4,000,000 of Preferred Stock in the offering for cash consideration or other immediately available funds; and

                  (ix) Sunrise Securities Corp. shall have received one or more legal opinions in form and substance acceptable to it from legal counsel to the Company and/or ACDI as to the sufficiency of Disclosure Documents for purposes of Section 10(b)(5) of the Securities Exchange Act of 1934 and the regulations thereunder as they relate to each of ACDI and the Company.

      2.4 Post-Closing Covenants. Following the Closing, the Company and Gelman for the purposes of Section 2.4(d) hereof, shall take all actions necessary or appropriate:

            (a) to amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock to enable the conversion of all outstanding shares of Preferred Stock into Common Stock. In connection therewith, the Company covenants to the Purchaser that it will take all reasonable efforts to file as soon as possible an information statement on Schedule 14(c) pursuant to Regulation 14(c) of the Exchange Act and shall file such schedule with the SEC no later than 60 days following the Closing Date. This information statement shall be undertaken to obtain stockholder approval of an increase in the Company's number of authorized shares of Common Stock from 50,000,000 to 4,400,000,000;

            (b) to register the Common Stock underlying the Preferred Stock for sale pursuant to the terms and conditions of the Registration Rights Agreement, attached hereto as Exhibit C;

            (c) to take any and all reasonable actions to cause the Company's Common Stock to be re-admitted for trading on the OTC Bulletin Board as soon as reasonably possibly following the Closing, but in all events no later than the Effectiveness Deadline as such term is defined in the Registration Rights Agreement attached hereto as Exhibit C; and

            (d) to cause the Company and Gelman to enter into an employment agreement (the "Employment Agreement") within thirty (30) days following the Closing which will provide that Gelman will serve as the Company's Chairman and Chief Executive Officer. The Employment Agreement shall be for a term of at least two years at a base salary of $300,000 for the first year and $350,000 for the second year (the amount of base salary beyond the first two years, if applicable, shall be agreed to by the Company and Gelman). All other terms and conditions, including those related to (i) forms of compensation other than base salary, (ii) an agreement not to compete and (iii) confidentiality of proprietary information, shall be of a customary nature as determined by the Board of Directors of the Company in mutual agreement with Gelman.

Notwithstanding any other provision of this Agreement, these post-closing covenants (the "Post-Closing Covenants') shall specifically survive the Closing of this Agreement.

                                   SECTION III

                         REPRESENTATIONS AND WARRANTIES

      3.1 Representations, Warranties and Agreements of the Company. The Company hereby makes the following representations and warranties to the Purchasers, all of which shall survive the Closing:

            (a) Organization and Qualification. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Nevada with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company has one subsidiary: E. R. Canada, Ltd. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, have a Material Adverse Effect. For purposes of this Agreement, "Material Adverse Effect" means any condition, circumstance or situation that would reasonably be expected to (i) be materially adverse to the business, assets, liabilities, results of operations or financial condition of the Company, (ii) materially adversely affect the ability of the Company to conduct any material portions of its business prior to or after the Closing, (iii) materially adversely affect the ability of the Company to obtain a listing on the NASDAQ Over-the-Counter Bulletin Board or (iv) prohibit or hinder the Company from executing this Agreement and performing any of its obligations hereunder in any material respect.

            (b) Authorization, Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated hereby and by each other Transaction Document and to otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby has been duly authorized by all necessary action on the part of the Company. This Agreement and each of the other Transaction Documents has been or will be duly executed by the Company (if applicable) and when delivered in accordance with the terms hereof or thereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application. The parties acknowledge that the Company has duly authorized and filed the Certificates with the Nevada's Secretary of State containing the terms set forth in Exhibits A and B and attached hereto.

            (c) Capitalization. The authorized, issued and outstanding capital stock of the Company is set forth in the PPM. No shares of Preferred Stock have been issued as of the date hereof. No shares of Common Stock or any other class of the Company's securities are entitled to preemptive or similar rights, nor is any holder of the Common Stock entitled to preemptive or similar rights arising out of any agreement or understanding with the Company by virtue of this Agreement. Assuming consummation of the transactions contemplated by the Transaction Documents, the capitalization of the Company shall be as set forth on Exhibit D hereto.

            (d) Issuance of Securities. The Preferred Stock has been duly and validly authorized for issuance, offer and sale pursuant to this Agreement and, when issued and delivered as provided hereunder against payment in accordance with the terms hereof, shall be valid and binding obligations of the Company enforceable in accordance with their respective terms. The Company covenants that it will as soon as practicable authorize and issue Common Stock solely for the purpose of providing for the sufficient number of shares of Common Stock to enable the conversion of all shares of the Preferred Stock into Common Stock, free from any preemptive rights or any other actual contingent purchase rights of persons other than the holders of the Preferred Stock. When issued in accordance with the terms hereof, these shares of common stock will be duly authorized, validly issued, fully paid and non-assessable. The Company has no equity or equity equivalent security outstanding that is substantially similar to the Preferred Stock, including any security having a conversion feature substantially similar to the Preferred Stock.

            (e) No Conflicts. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of its Certificate of Incorporation or bylaws (each as amended through the date hereof) or (ii) be subject to obtaining any consents except those referred to in Section 3.1(f), conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including, but not limited to, those of other countries and the federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, except in the case of clause (ii), such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect. The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental authority.

            (f) Consents and Approvals. Except as specifically described in the PPM, the Company is not required to obtain any consent, waiver, authorization or order of, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents, except for the filing of the Certificates which filing shall be effected prior to the Closing Date (together with the consents, waivers, authorizations, orders, notices and filings referred to above, the "Required Approvals").

            (g) Litigation; Proceedings. Except as specifically disclosed in the Disclosure Documents, there is no action, suit, notice of violation, proceeding or investigation pending or, to the best knowledge of the Company, threatened against or affecting the Company, its subsidiary or any of its respective properties before or by any court, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) which (i) relates to or challenges the legality, validity or enforceability of any of the Transaction Documents or the Shares, (ii) could, individually or in the aggregate, have a Material Adverse Effect or (iii) could, individually or in the aggregate, materially impair the ability of the Company to perform fully on a timely basis its obligations under the Transaction Documents.

            (h) No Default or Violation. Except as disclosed in the Disclosure Documents, to the knowledge of the Company and its subsidiary, there is no (i) default under or in violation of any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound, except such conflicts or defaults as do not have a Material Adverse Effect, (ii) violation of any order of any court, arbitrator or governmental body relative to the Company, its business or assets, except for such violations as do not have a Material Adverse Effect, or (iii) violation by the Company of any statute, rule or regulation of any governmental authority which could (individually or in the aggregate) (x) adversely affect the legality, validity or enforceability of this Agreement, (y) have a Material Adverse Effect or (z) adversely impair the Company's ability or obligation to perform fully on a timely basis its obligations under this Agreement or any other Transaction Document.

            (i) Disclosure and Transaction Documents. To the knowledge of the Company, the Disclosure Documents and the Transaction Documents are accurate in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

            (j) Non-Registered Offering. Neither the Company not any Person acting on its behalf has taken or will take any action (including, without limitation, any offering of any securities of the Company under circumstances which would require the integration of the sale of securities contemplated by this Agreement with any other offering of securities by the Company under the Securities Act) which might subject the offering, issuance or sale of the Preferred Stock to the registration requirements of Section 5 of the Securities Act.

            (k) Brokerage. Except for the fees payable to Sunrise Securities Corporation, a registered broker-dealer, there are no valid claims for brokerage commissions, finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based upon any arrangement or agreement made by or on behalf of the Company, and the Company has not taken any action that would cause the Investor to be liable for any such fees or commissions.

            (l) Real Property. The Company and its subsidiary owns no real estate and is not subject to any lease or sublease relating to real property. The Company is the legal and beneficial owner, in fee simple, of all of its owned real property, in each case free and clear of any liens.

            (m) Permits and Licenses. The Company and its subsidiary have all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated, except those the absensce of which would not have a Material Adverse Effect.

            (n) Patents, Trademarks and Intellectual Property Rights. The Company and its subsidiary own or possess sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, internet web site(s) proprietary rights and processes necessary for its business as now conducted without any conflict with or infringement of the rights of others.

      3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as follows:

            (a) No Public Sale or Distribution. The Purchaser is acquiring the Preferred Stock in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act and the Purchaser does not have a present arrangement to effect any distribution of the Preferred Stock to or through any person or entity; provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Preferred Stock for any minimum or other specific term and reserves the right to dispose of the Preferred Stock at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

            (b) Accredited Investor Status. TO ESTABLISH THAT THE PURCHASER IS AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(a) PROMULGATED UNDER THE SECURITIES ACT, THE INVESTOR MUST MARK AT LEAST ONE BOX BELOW, THEREBY MAKING THE REPRESENTATION SET FORTH BESIDE THE MARKED BOX AND COMPLETE THE INVESTOR QUESTIONNAIRE ATTACHED HERETO AS SCHEDULE 1.

         |_| The Purchaser is a natural person whose individual net worth, or joint net worth with that person's spouse, at the time of the Investor's purchase exceeds $1,000,000.

         |_| The Purchaser is a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

         |_| The Purchaser is a bank as defined in Section 3(a)(2) of the Securities Act or a savings and loan association or any other institution as defined in Section 3(a)(5)(A) of the Securities Act.

         |_|      The Purchaser is a broker dealer registered pursuant to
                  Section 15 of the United States Securities Exchange Act of 1934, as amended.

         |_|      The Purchaser is an insurance company as defined in Section
                  (2)(13) of the Securities Act.

         |_| The Purchaser is an investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act.

         |_| The Purchaser is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958, as amended.

         |_| The Purchaser is a plan established and maintained by a State within the United States, one or more political subdivisions of such a State, or any agency or instrumentality of such a State or its political subdivisions, for the benefit of its employees, with total assets in excess of $5,000,000.

         |_| The Purchaser is an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (i) the investment decision for which is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment advisor or (ii) which has total assets in excess of $5,000,000 or (iii) which is a self-directed plan with investment decisions made solely by persons that are Accredited Investors.

         |_| The Purchaser is a private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940.

         |_| The Purchaser is an organization that is described in Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended, a corporation, a Massachusetts or similar business trust, or a partnership that, in any case, was not formed for the specific purpose of acquiring the Interest and has total assets in excess of $5,000,000.


         |_| The Purchaser is an executive officer (as defined in Rule 501(f) promulgated under the Securities Act) or general partner of the Partnership or of the General Partner.

         |_| The Purchaser is a trust with total assets of $5,000,000, not formed for the specific purpose of acquiring the Interest, whose purchase of the Interest is directed by a sophisticated person as described in Rule 506(b)(2)(ii) promulgated under the Securities Act.

         |_| The Purchaser is an entity in which all of the equity owners are Accredited Investors.

            (c) Authority. The Purchaser has the requisite power and authority to enter into and to consummate the transactions contemplated hereby and by the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The acquisition of the Preferred Stock to be purchased by the Purchaser hereunder has been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to, or affecting generally the enforcement of, creditors rights and remedies or by other general principles of equity.

            (d) Investment Intent. The Purchaser is acquiring the Preferred Stock to be purchased by it hereunder, and will acquire the Preferred Stock for its own account for investment purposes only and not with a view to or for distributing or reselling such Preferred Stock, or any part thereof or interest therein, without prejudice, however, to such Purchaser's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such Preferred Stock in compliance with applicable federal and state securities laws.

            (e) Experience of Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of an investment in the Preferred Stock to be acquired by it hereunder, and has so evaluated the merits and risks of such investment.

            (f) Ability of Purchaser to Bear Risk of Investment. The Purchaser is able to bear the economic risk of an investment in the Preferred Stock to be acquired by it hereunder and, at the present time, is able to afford a complete loss of such investment.

            (g) Access to Information. The Purchaser acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the Preferred Stock offered hereunder and the merits and risks of investing in such securities; (ii) access to information about the Company and the Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment in the Preferred Stock; and (iii) the opportunity to obtain such additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment and to verify the accuracy and completeness of the information that it has received about the Company.

            (h) Reliance. The Purchaser understands and acknowledges that (i) the Preferred stock is being offered and sold to it hereunder is being offered and sold without registration under the Securities Act in a private placement that is exempt from the registration provisions of the Securities Act under
Section 4(2) of the Securities Act and (ii) the availability of such exemption depends in part on, and that the Company will rely upon the accuracy and truthfulness of, the foregoing representations and such Purchaser hereby consents to such reliance.

      The Company acknowledges and agrees that the Purchaser makes no representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.2.

                                   SECTION IV

                         OTHER AGREEMENTS OF THE PARTIES

      4.1 Manner of Offering. The Preferred Stock is being issued pursuant to Rule 506 of Regulation D of the Securities Act.

      4.2 Notice of Certain Events. The Company shall, on a continuing basis, advise the Purchaser promptly after obtaining knowledge of, and, if requested by the Purchaser, confirm such advice in writing, of any event that makes any statement of a material fact made by the Company in Section 3.1 or in the Disclosure Documents untrue or that requires the making of any additions to or changes in Section 3.1 or in the Disclosure Documents in order to make the statements therein, in the light of the circumstances under which they are made, not misleading,

      4.3 Modification to Disclosure Documents. If any event shall occur as a result of which, in the reasonable judgment of the Company or the Purchaser, it becomes necessary or advisable to amend or supplement any of the Disclosure Documents in order to make the statements therein, in the light of the circumstances at the time such Disclosure Documents were delivered to the Purchaser, not misleading, or if it becomes necessary to amend or supplement any of the Disclosure Documents to comply with applicable law, the Company shall promptly prepare an appropriate amendment or supplement to each such document in form and substance reasonably satisfactory to both the Purchaser and Company so that (i) as so amended or supplemented, each such document will not include an untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to the Purchaser, not misleading and (ii) the Disclosure Documents will comply with applicable law.

      4.4 Blue Sky Laws. The Company shall cooperate with the Purchaser in connection with the exemption from registration of the Preferred Stock under the securities or Blue Sky laws of such jurisdictions as the Purchasers may request; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation where it is not now so qualified. The Company agrees that it will execute all necessary documents and pay all necessary state filing or notice fees to enable the Company to sell the Preferred Stock to the Purchasers.

      4.5 Integration. The Company shall not and shall use its best efforts to ensure that no Affiliate shall sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Preferred Stock in a manner that would require the registration under the Securities Act of the sale of the Preferred Stock to the Purchaser.

      4.6 Solicitation Materials. The Company shall not (i) distribute any offering materials in connection with the offering and sale of the Preferred Stock other than the Disclosure Documents and any amendments and supplements thereto prepared in compliance herewith or (ii) solicit any offer to buy or sell the Preferred Stock by means of any form of general solicitation or advertising.


      4.7 Indemnification.

            (a) Indemnification

                  (i) The Company shall indemnify and hold harmless the Purchaser and its officers, directors, agents, employees and Affiliates, each Person who controls or the Purchaser (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each such Person, a "Control Person") and the officers, directors, agents, employees and Affiliates of each such Control Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of, or relating to, a breach or breaches of any representation, warranty, covenant or agreement by the Company under this Agreement or any other Transaction Document.

                  (ii) The Purchaser shall indemnify and hold harmless the Company, its officers, directors, agents and employees, each Control Person and the officers, directors, agents and employees of each Control Person, to the fullest extent permitted by application law, from and against any and all Losses, as incurred, arising out of, or relating to, a breach or breaches of any representation, warranty, covenant or agreement by the Purchaser under this Agreement or the other Transaction Documents.

            (b) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party promptly shall notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

            An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of the claim against the Indemnified Party but will retain the right to control the overall Proceedings out of which the claim arose and such counsel employed by the Indemnified Party shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

            All fees and expenses of the Indemnified Party to which the Indemnified Party is entitled hereunder (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party.

            No right of indemnification under this Section shall be available as to a particular Indemnified Party if there is a non-appealable final judicial determination that such Losses arise solely out of the negligence or bad faith of such Indemnified Party in performing the obligations of such Indemnified Party under this Agreement or a breach by such Indemnified Party of its obligations under this Agreement.

            (c) Contribution. If a claim for indemnification under this Section is unavailable to an Indemnified Party or is insufficient to hold such Indemnified Party harmless for any Losses in respect of which this Section would apply by its terms (other than by reason of exceptions provided in this Section), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative benefits received by the Indemnifying Party on the one hand and the Indemnified Party on the other and the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether there was a judicial determination that such Losses arise in part out of the negligence or bad faith of the Indemnified Party in performing the obligations of such Indemnified Party under this Agreement or the Indemnified Party's breach of its obligations under this Agreement. The amount paid or payable by a party as a result of any Losses shall be deemed to include any attorneys' or other fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party.

            (d) Non-Exclusivity. The indemnity and contribution agreements contained in this Section are in addition to any obligation or liability that the Indemnifying Parties may have to the Indemnified Parties.

      4.8 No Violation of Applicable Law. Notwithstanding any provision of this Agreement to the contrary, if the conversion or the issuance of common stock would be prohibited by the relevant provisions of Nevada law, such redemption shall be effected as soon as it is permitted under such law.

                                    SECTION V

                                   LEGAL FEES

      5.1 In the event any party hereto commences legal action to enforce its rights under this Agreement or any other Transaction Document, the non-prevailing party shall pay all reasonable costs and expenses (including but not limited to reasonable attorney's fees, accountant's fees, appraiser's fees and investigative fees) incurred in enforcing such rights.

                                   SECTION VI

                                  MISCELLANEOUS

      6.1 Fees and Expenses. Except as set forth in this Agreement, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of the Preferred Stock pursuant hereto. The Purchaser shall be responsible for any taxes payable by the Purchaser that may arise as a result of the investment hereunder or the transactions contemplated by this Agreement or any other Transaction Document. The Company shall pay all costs, expenses, fees and all taxes incident to and in connection with: (A) the issuance and delivery of the Preferred Stock, (B) the exemption from registration of the Preferred Stock for offer and sale to the Purchaser under the securities or Blue Sky laws of the applicable jurisdictions, and (C) the preparation of certificates for the securities (including, without limitation, printing and engraving thereof), and
(D) all fees and expenses of counsel and accountants of the Company.

      6.2 Entire Agreement. This Agreement, together with all of the Exhibits and Schedules annexed hereto, and any other Transaction Document contains the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters. This Agreement shall be deemed to have been drafted and negotiated by both parties hereto and no presumptions as to interpretation, construction or enforceability shall be made by or against either party in such regard.

      6.3 Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given upon facsimile transmission (with written transmission confirmation report) at the number designated below (if delivered on a Business Day during normal business hours where such notice is to be received), or the first Business Day following such delivery (if delivered other than on a Business Day during normal business hours where such notice is to be received) whichever shall first occur. The addresses for such communications shall be:

                  If to the Company:        Essential Reality, Inc.
                                            c/o Gottbetter & Partners LLP
                                            488 Madison Avenue 12 Floor
                                            New York, New York 10022
                                            Tel: (212) 400-6900
                                            Fax: (212) 400-6901
                                            Attn:  Louis Cammarosano

                  If to the Purchaser       See Signature Page attached hereto

or such other address as may be designated hereafter by notice given pursuant to the terms of this Section 6.3.

      6.4 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by both the Company and the Purchaser, or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

      6.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

      6.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. The assignment by a party of this Agreement or any rights hereunder shall not affect the obligations of such party under this Agreement.

      6.7 No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

      6.8 Governing Law; Venue; Service of Process. The parties hereto acknowledge that the transactions contemplated by this Agreement and the exhibits hereto bear a reasonable relation to the State of New York. The parties hereto agree that the internal laws of the State of New York shall govern this Agreement and the exhibits hereto, including, but not limited to, all issues related to usury. Any action to enforce the terms of this Agreement or any of its exhibits, or any other Transaction Document shall be brought exclusively in the state and/or federal courts situate in the County and State of New York. Service of process in any action by the Purchaser to enforce the terms of this Agreement may be made by serving a copy of the summons and complaint, in addition to any other relevant documents, by commercial overnight courier to the Company at its principal address set forth in this Agreement.

      6.9 Survival. The Post-Closing Covenants contained in Section 2.4 shall specifically survive the Closing of this Agreement. Additionally, should the Closing occur, the representations and warranties of the Company and the Purchaser contained in Section III and the agreements and covenants of the parties contained in Section IV and this Section VI shall survive the Closing for a period of two (2) years following the Closing.

      6.10 Counterpart Signatures. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

      6.11 Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

      6.12 Limitation of Remedies. With respect to claims by the Company or any person acting by or through the Company, or by the Purchaser or any person acting through the Purchaser, for remedies at law or at equity relating to or arising out of a breach of this Agreement, liability, if any, shall, in no event, include loss of profits or incidental, indirect, exemplary, punitive, special or consequential damages of any kind.


                            [SIGNATURE PAGE FOLLOWS]

                                Signature Page to
                           Subscription Agreement for
                               Preferred Stock of
                             ESSENTIAL REALITY, INC.

Executed at __________, _________ this _____day of ________, 2004.



                                                    *
                          ___________________________
                         [If Entity Print Name Above]


                         By:_______________________________
                         Name:
                         Title (if applicable):


                         Number of Shares
                              Subscribed For:


                         Total Purchase Price:


                         Taxpayer I.D. Number or
                              Social Security Number: ______________________


                         Address: __________________________________________


                         Telephone: ________________________________________


                         Facsimile: ________________________________________

Accepted and agreed to as of this ___ day of __________, 2004

ESSENTIAL REALITY, INC.

By:     ___________________
Title:  ___________________

___________________________________________________________________
JAY GELMAN, solely for purposes of Section 2.4(d) of this Agreement.

      * If the Investor is a corporation, trust, partnership, or other entity, please attach a copy of the resolutions, trust instrument, partnership agreement or similar document (or in lieu thereof, an opinion of counsel) showing the corporation, trust, partnership or other entity has authority to purchase the Shares and showing that the signatory above may act on its behalf in making this investment.

                                   Schedule 1

                             Investor Questionnaire

            CONFIDENTIAL INVESTOR QUESTIONNAIRE FOR U.S. INDIVIDUALS

      1.1 Purpose of this Questionnaire

A certain number of shares of preferred stock (the "Preferred Stock") of securities of Essential Reality, Inc. (the "Company") are being offered, without registration under the Securities Act of 1933, as amended (the "Act"), or the securities laws of any state, in reliance on the limited offering exemptions contained in Section 4(2) and/or in Rule 506 of Regulation D of the General Rules and Regulations under the Act and in reliance on similar exemptions under applicable state laws, solely to "accredited investors," as such term is defined in Rule 501 of Regulation D. The Company must determine that each individual is an "accredited investor" as defined in such Rule 501 before selling (or, in some states, offering) Preferred Stock to any such individual. This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy Preferred Stock or any other security.

THE COMPANY WILL NOT OFFER OR SELL PREFERRED STOCK TO ANY INVESTOR WHO HAS NOT DULY COMPLETED A CONFIDENTIAL INVESTOR QUESTIONNAIRE.


      1.2 Instructions


      One (1) copy of this Questionnaire should be completed, signed, dated and delivered to Gottbetter & Partners, LLP, 488 Madison Avenue, 12th Floor, New York, New York 10022. Please contact Louis Cammarosano at Gottbetter & Partners, LLP, (212) 400-6900 if you have any questions with respect to the Questionnaire.

      PLEASE ANSWER ALL QUESTIONS. If the appropriate answer is "None" or "Not Applicable," so state. Please print or type your answers to all questions. Attach additional sheets if necessary to complete your answers to any item.

      Your answers will be kept strictly confidential at all times; however, the Company may present this Questionnaire to such parties as it deems appropriate in order to assure itself that the offer and sale of the Preferred Stock will not result in a violation of the registration provisions of the Act or a violation of the securities laws of any state.

1. Name and Address. Please provide the following personal information:

Name:_________________________________________________ Age:  _______________

 Residence Address
(including Zip Code):
                      --------------------------------------------------------

Business Address
(including Zip Code):
                    ---------------------------------------------------------

Telephone Res.:____________________________ Bus.:____________________________

Preferred Mailing Address: __________ Residence ___________ Business ___________


      2. Accredited Investor Status. Please answer Question 2 by marking the appropriate box below.

(i) Did your individual annual income during each of the last two years exceed $200,000 and do you expect your annual income during the current year to exceed $200,000, or did your joint annual income (together with your spouse) during each of the last two years exceed $300,000 and do you expect your joint annual income during the current year to exceed $300,000?1

                                                     |_|     |_|
                                                     Yes      No

(ii) If the answer to the preceding questions was no, does your individual or joint (together with your spouse) net worth exceed $1,000,000?

                                                     |_|     |_|
                                                     Yes      No

      For this purpose, a person's income is the amount of his individual adjusted gross income (as reported on a federal income tax return), increased by the following amounts: (a) any deductions for a portion of long term capital gains (Section 1202 of the Internal Revenue Code, as amended (the "Code")); (b) any deduction for depletion (Section 611 et seq. of the Code; (c) any exclusion for interest on tax exempt municipal obligations (Section 103 of the Code); and
(d) any losses of a partnership allocated to the individual (Schedule E of Form
1040).

      (iii) If your answer to Questions 2 (i) and 2 (ii) was no, are you an executive officer or director the Company?

                                                     |_|     |_|
                                                     Yes      No

3. Bank References (please include name and address of Bank and name of an officer):
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________

4. Attorney (Name, Firm and Address):
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________

5. Accountant (Name, Firm and Address):
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________

6. NASD Affiliation (Please include the firm name and address of each NASD member firm, if any, with which you are affiliated or associated, and the nature of your affiliation or association or, if none, please so indicate):
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________

7.                Investor Suitability Information

Occupation or Profession:
                          ----------------------------------------------------
Nature of Business:
                   -----------------------------------------------------------
Name of Employer:
                 -------------------------------------------------------------
Address:
        ----------------------------------------------------------------------
         (Street)


(City)                  (State)                         (Zip Code)
------------------------------------------------------------------------------

Office Telephone                               Current Position or Title:

Number:
        ----------------------------------------------------------------------
        (Area Code)   (Number)

Period Employed:
                 -------------------------------------------------------------

If not employed or self-employed, give name and telephone number of person to contact to verify income, and your relationship to such person:

------------------------------------------------------------------------------
        (Name)           (Area Code)                     (Number)

---------------------------------------
         (Relationship)

Other employment during the past five years (employer, position or title, principal responsibilities and years of service):

8. Do you anticipate that your current level of income will change in the foreseeable future and, if so, when and to what level do you expect it to change?
------------------------------------------------------------------------------

9. Are you obligated as an endorser, guarantor, surety, indemnitor or otherwise for any significant contingent liabilities: Yes _____ No _____ If yes, please indicate type and amount: _______________________________________

10. Are there any suits outstanding or litigation or claims pending against you which could adversely and materially affect your financial condition? Yes _____ No _____ If yes, provide details:

11.   By signing this Questionnaire I hereby confirm the following statements:

      (a) I am aware that the proposed offering of Preferred Stock will involve "restricted securities," as said term is defined in Rule 144 of the Rules and Regulations promulgated under the Act, and that they, or any interest therein may not be sold or otherwise transferred without having first been registered under the all applicable federal and state securities laws, or unless an exemption from such registration provisions is available with respect to any such resale or transfer under all applicable federal and state securities laws.

      (b) I acknowledge that any delivery to me of the accompanying subscription documents and any materials included therein (the "Offering Materials") relating to the Preferred Stock prior to the determination by the Company of my suitability as an investor shall not constitute an offer of the Preferred Stock until such determination of suitability shall be made, and I agree that I shall promptly return the Offering Materials to the Company upon request.

      (c) My answers to the foregoing questions are true and complete to the best of my information and belief, and I will promptly notify the Company of any changes in the information I have provided.


                                     ------------------------------
                                     (Printed Name)


                                     ------------------------------
                                     (Signature)


Date and Place Executed:

Date:
      -----------------------------------------------

Place:
       ----------------------------------------------

                                    Exhibit A

         The Certificate of Designation of the Series A Preferred Stock

                                    Exhibit B

         The Certificate of Designation of the Series B Preferred Stock

                                    Exhibit C

                                    Exhibit D

                      Post Transaction Capitalization Table

                                    Exhibit E

                            Share Exchange Agreement









                                    --------

                                   EXHIBIT G


                               SUPPLEMENT NO. 1 TO
              SUBSCRIPTION AGREEMENT/CONFIDENTIAL PRIVATE PLACEMENT
                               OFFERING MEMORANDUM


                             ESSENTIAL REALITY, INC.
                             (A NEVADA CORPORATION)


      This Supplement No. 1 (the "Supplement") to the Subscription Agreement (the "Agreement") and Confidential Private Placement Offering Memorandum dated June 17, 2004 (the "Memorandum") is being furnished to you on a confidential basis in connection with the offering by Essential Reality, Inc., a Nevada corporation (the "Company"), of shares of its Series A 6% Non-Redeemable Convertible Preferred Stock (the "Offering"). The information contained in this Supplement supplements and, in certain respects, modifies or supersedes certain statements contained in the Memorandum. Investors are urged to review the Memorandum and this Supplement carefully. Capitalized terms not defined herein have the meanings given to them in the Agreement or Memorandum, as applicable.

CHANGES TO THE AGREEMENT AND MEMORANDUM

The following changes to the Agreement shall also be deemed to be amendments to any related disclosures made relating to them in the Memorandum.

DEFINITIONS

The definition of the term "Certificates" in Section 1.1 is amended to read in its entirety as follows:

"Certificates" shall mean the AMENDED Certificate of Designation of the Rights and Preferences of Series A Convertible Non-Redeemable Preferred Shares attached as Exhibit A and the Certificate of Designation of the Rights and Preferences of Series B Convertible Non-Redeemable Preferred Shares attached as Exhibit B which shall be filed by the Company with the Secretary of State of Nevada prior to the Closing Date.

CLOSING DATE

The portion of the first sentence of subsection (a) of Section 2.3 of the Agreement (Closing Conditions) reading:

      "The Closing is predicated upon the following conditions being satisfied at or prior to June 30, 2004 or such later date as the offering may be extended to and if any of these conditions are not met or waived by such date, then the Purchase Price shall be returned to the Purchasers without interest:"

      is hereby deleted and replaced with the following:

      "The Closing is predicated upon the following conditions being satisfied at or prior to June 30, 2004 or such later date as the offering may be extended to (BUT IN NO EVENT SHALL SUCH DATE BE LATER THAN JULY 15, 2004) by the mutual consent of the Company and Sunrise, in their sole discretion, and if any of these conditions are not met or waived by such date, then the Purchase Price shall be returned to the Purchasers without interest:"

POST-CLOSING REVERSE STOCK SPLIT

Subsection (a) of Section 2.4 of the Agreement (Post-Closing Covenants) is hereby deleted in its entirety and replaced with the following:

      "to amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock to enable the conversion of all outstanding shares of Preferred Stock into Common Stock. In connection therewith, the Company covenants to the Purchaser that it will take all reasonable efforts to file as soon as possible an information statement on
      Schedule 14(c) pursuant to Regulation 14(c) of the Exchange Act and shall file such schedule with the SEC no later than 60 days following the Closing Date. This information statement shall be undertaken to obtain stockholder approval of (A) an increase in the Company's number of authorized shares of Common Stock from 50,000,000 to 4,400,000,000; and
      (B) A REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK OF ONE SHARE FOR FORTY-FOUR SHARES OUTSTANDING IMMEDIATELY FOLLOWING THE INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 50,000,000 TO 4,400,000,000 AND THE CONVERSION OF THE PREFERRED STOCK AND THE COMPANY'S SERIES B NON-REDEEMABLE CONVERTIBLE PREFERRED STOCK."

NON-REGISTERED OFFERING

Subsection (j) of Section 3.1 of the Agreement (Non-Registered Offering) is deleted in its entirety and replaced with the following:

      "Neither the Company noR any Person acting on its behalf has taken or will take any action (including, without limitation, any offering of any securities of the Company under circumstances which would require the integration of the sale of securities contemplated by this Agreement with any other offering of securities by the Company under the Securities Act) which might subject the offering, issuance or sale of the Preferred Stock OR THE UNDERLYING COMMON STOCK to the registration requirements of Section 5 of the Securities Act."

AMENDMENT TO THE SERIES A CERTIFICATE OF DESIGNATION

The Certificate of Designation of the Rights and Preferences of the Series A 6% Non-Redeemable Convertible Preferred Stock shall be amended and restated to provide for the following:

The number of shares of Common Stock that may be acquired by a holder of Series A Preferred Stock upon any conversion of Series A Preferred shall be limited to the extent necessary to insure that, following such conversion, the total number of shares of Common Stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) of the Exchange Act, does not exceed 4.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such conversion). This restriction may not be waived.

In addition, the number of shares of Common Stock that may be acquired by a holder of Series A Preferred Stock upon any conversion of Series A Preferred shall be limited to the extent necessary to insure that, following such conversion, the total number of shares of Common Stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such Holder's for purposes of
Section 13(d) of the Exchange Act, does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such conversion). This restriction may also not be waived.

Any shares of Series A Preferred Stock not converted into Common Stock due to the operation of these restrictions will no longer be entitled to any rights to the dividend and liquidation preference.

In addition, except as otherwise required by law, the holders of the Series A Preferred Stock shall be entitled to vote on matters on which holders of Common Stock are entitled to vote only if and to the extent that such holder's shares are convertible into Common Stock in accordance with the conversion restrictions set forth above.

These provisions may impact the ability of certain holders of shares of Series A Preferred Stock to convert their shares into Common Stock as quickly as desired and may cause such holders to lose their voting rights to the extent that a certain number of their shares of Series A Preferred remain outstanding due to the operation of the conversion restrictions.

The Amended and Restated Certificate of Designations is attached hereto as Exhibit A.

CHANGES TO THE MEMORANDUM

RISK FACTORS AND THE SHARE EXCHANGE

On page 11 of the Memorandum (Risk Factors) and page 13 of the Memorandum (the Share Exchange) there is a discussion of voting proxies given to Jay Gelman representing approximately 13% of the outstanding common stock of the Company. In addition to those proxies, The Nathan A Low Roth I.R.A. has granted a voting proxy to the Company for all securities of the Company that it owns. Unlike the other voting proxies, the voting proxies of each of the Nathan A. Low Family Trust dated April 12, 1996 (a member of the Northumberland Investors) and the Nathan A Low Roth I.R.A. shall continue for a period of 2 years from the Closing, unless the underlying securities are transferred.

LIQUIDITY

The following new risk factor is hereby added to page 9 at the bottom of the previously existing section on risk factors:

LIQUIDITY RESTRICTIONS

Holders of certain Preferred Shares shall not receive the benefit of the automatic conversion of all of the Preferred Shares into Common Stock. A holder of the Preferred Shares may not receive shares of common stock upon conversion of its shares of Preferred Shares to the extent such conversion would result in the holder beneficially owning in excess of 4.999% or 9.999% of the issued and outstanding shares of the common stock of the Company on an as-converted basis. Such conversion restrictions may not be waived. Any of the Preferred Shares not converted into common stock due to the operation of these restrictions will no longer be entitled to the 6% dividend. Accordingly, affected holders of Preferred Shares may have to hold the Preferred Shares for a longer period of time than those holders of Preferred Shares that automatically convert into Common Stock.

DESCRIPTION OF SECURITIES

On page 20 of the Memorandum, the second, third and fourth sentences of the fifth paragraph are deleted and replaced with the following:

Except as set forth below, the Preferred Shares and the Series B Preferred Shares shall convert automatically into shares of Common Stock upon the effectiveness of a certificate of amendment to the Company's Articles duly filed with the Secretary of State of Nevada authorizing a sufficient number of shares of common stock of the Company to enable the conversion of all Preferred Shares and Series B Preferred Shares to convert into common stock of the Company. The Preferred Shares pay a 6% payable in kind dividend until such time as the Company has enough common stock to convert all the Preferred Shares being offered into common stock of the Company. The Series B Preferred Shares do not pay a dividend. A holder of the Preferred Shares may not receive shares of common stock upon conversion of its shares of Preferred Shares to the extent such conversion would result in the holder beneficially owning in excess of 4.999% or 9.999% of the issued and outstanding shares of the common stock of the Company on an as-converted basis. Such conversion restrictions may not be waived. Any of the Preferred Shares not converted into common stock due to the operation of these restrictions will no longer be entitled to the 6% dividend.

TERMS OF OFFERING AND PLAN OF DISTRIBUTION

On page 21 of the Memorandum, the reference to the Offering being subject to extension, is amended so that the Offering is subject to extension by the Company and Sunrise, in their sole discretion, but such extension shall not extend beyond July 15, 2004.

CAPITALIZATION/APPENDIX II

A footnote has been added to the capitalization table of the Company to reflect that the table does not include Warrants to purchase Common Stock of the Company issuable to the Placement Agent for services rendered in connection with the offering. A revised capitalization table is annexed hereto.

INVESTOR QUESTIONNAIRE

A separate Investor Questionnaire is attached hereto for corporate entity subscribers in the Offering. If you are investing on behalf of a corporate entity, or have sent in your subscription documents on behalf of a corporate entity, kindly complete and return the attached questionnaire and return it with an executed copy of this Supplement.

Please sign below to confirm your receipt of this Supplement (and, if applicable to confirm your subscription for Preferred Shares on the basis of this Supplement).

THIS SUPPLEMENT MUST BE EXECUTED AND RETURNED BEFORE THE CLOSING. FAILURE TO RETURN AN EXECUTED SUPPLEMENT SHALL RESULT IN THE REJECTION OF THE AGREEMENT OF PURCHASER, IN WHICH CASE ALL FUNDS DEPOSITED BY PURCHASER SHALL BE RETURNED WITHOUT INTEREST. FOR THE AVOIDANCE OF DOUBT, THE UNDERSIGNED ACKNOWLEDGES AND AGREES THAT ANY FUNDS PREVIOUSLY DEPOSITED BY PURCHASER AS CONSIDERATION FOR THE PURCHASE OF SERIES A 6% NON-REDEEMABLE CONVERTIBLE PREFERRED STOCK OF THE COMPANY SHALL BE DEEMED DEPOSITED ON THE BASIS OF THE FINAL EXECUTION VERSIONS OF THE TRANSACTION DOCUMENTS AND DISCLOSURE DOCUMENTS. IN ADDITION, ALL TERMS AND CONDITIONS OF THE MEMORANDUM AND AGREEMENT EXCEPT AS AMENDED HEREBY SHALL

REMAIN IN FULL FORCE AND EFFECT, INCLUDING THE DISCRETION OF THE COMPANY AND THE PLACEMENT AGENT TO ACCEPT OR REJECT ANY SUBSCRIPTION FOR PREFERRED STOCK. PURCHASER REAFFIRMS HIS, HER OR ITS AGREEMENT TO BE PARTY TO AND TO BE BOUND BY THE TERMS OF THE TRANSACTION DOCUMENTS (IN FORM AND SUBSTANCE OF THE FINAL EXECUTION VERSIONS THEREOF) AND CONFIRMS THAT SUNRISE, THE COMPANY AND ANY OTHER PERSON PARTY TO THE TRANSACTION DOCUMENTS SHALL RELY ON SUCH PREVIOUSLY DELIVERED SIGNATURE PAGES AS IF THE UNDERSIGNED HAD EXECUTED AND DELIVERED SIGNATURE PAGES ON THE BASIS OF THE FINAL EXECUTION VERSIONS.

                                                         ESSENTIAL REALITY, INC.


ACKNOWLEDGED AND CONFIRMED:


By:________________________________
         Name:
         Title:

                                   EXHIBIT H

                          REGISTRATION RIGHTS AGREEMENT


      REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT"), dated as of June [ ], 2004, by and among Essential Reality, Inc. a Nevada corporation (the "COMPANY"), and the investors listed on the Schedule of Investors attached hereto (each, an "Investor" and collectively, the "INVESTORS").

      WHEREAS:

      A. The Company has agreed, upon the terms and subject to the conditions of certain subscription agreements (collectively, the "SUBSCRIPTION AGREEMENTS") with the Investors, to issue and sell on the date hereof to each Investor the Company's Series A 6% Non-Redeemable Convertible Preferred Stock.

      B. To induce the Investors to execute and deliver their respective Subscription Agreements, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 Act"), and applicable state securities laws.

      NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Investors hereby agree as follows:

      1. Definitions.


      As used in this Agreement, the following terms shall have the following meanings:

      a. "BUSINESS DAY" means any day other than Saturday, Sunday or any other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

      b. "EXISTING HOLDERS" means those persons holding Common Stock of the Company as of the date of this Agreement

      c. "EFFECTIVE DATE" means the date that the Registration Statement is first declared effective by the SEC.

      d. "ELIGIBLE MARKET" means any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market, the NASDAQ Small Cap Market or the OTC Bulletin Board.

      e. "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and governmental or any department or agency thereof.

      f. "REGISTER," "REGISTERED," and "REGISTRATION" refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415, and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

      g. "REGISTRABLE SECURITIES" means (i) the Common Stock held by the Investors issued or issuable upon the Conversion of the Company's Series A or B Non-Redeemable Convertible Preferred Stock (the "PREFERRED STOCK"), (iii) any Common Stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the stock referenced in (i) above, and (iii) all shares of Common Stock held by Existing Holders as of the date hereof.

      h. "REGISTRATION STATEMENT" means a registration statement or registration statements of the Company filed under the 1933 Act covering the Registrable Securities.

      i. "RULE 415" means Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

      j. "SEC" means the United States Securities and Exchange Commission.

      k. "TRADING DAY" means (a) any day on which the Common Stock is listed or quoted and traded on an Eligible Market or (b) if the Common Stock is not then on an Eligible Market, any other day on which commercial banks in the City of New York, New York are authorized or required by law to remain closed.

      Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Subscription Agreements.

      2. Registration.

      a. Mandatory Registration. The Company shall prepare, and, as soon as practicable "), file with the SEC a Registration Statement on Form SB-2 covering the resale of all of the Registrable Securities. In the event that Form SB-2 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of Section 2(d). The Registration Statement prepared pursuant hereto shall register for resale at least that number of shares of Common Stock equal to the number of Registrable Securities as of the Trading Day immediately preceding the date the Registration Statement is initially filed with the SEC, subject to adjustment as provided in
Section 2(e), and shall contain the "Selling Securityholders" section and "Plan of Distribution" attached hereto as Annex I. The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC within 90 days of the date on which the Company is permitted under Regulation 14c-2(b) promulgated under the Securities Exchange Act of 1934 to amend its Articles of Incorporation to increase its authorized share capital (such 90th day being hereinafter, the "EFFECTIVENESS DEADLINE").

      b. Piggyback Registration Rights. If at any time until the fourth anniversary of this Agreement, the Company at any time proposes to register any of its equity securities under the Securities Act (other than pursuant to Section 2(a) or a registration on Form S-4 or S-8 or any successor form), and the registration form to be used may be used for the registration of Registrable Securities, it will give written notice to all holders of Registrable Securities (other than Existing Holders) of its intention to do so. Upon the written request of any such holder received by the Company within 30 days after the giving of such notice by the Company (which request shall specify the number of Registrable Securities intended to be disposed of by such holder and the intended method or methods of disposition thereof), the Company will use its best efforts to effect the registration under the Securities Act of all such Registrable Securities (excluding those of the Existing Holders) in accordance with such intended method or methods of disposition, provided that:

            (i) if, at any time after giving written notice of its intention to register any equity securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such equity securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities and, thereupon, shall not be obligated to register any Registrable Securities in connection with such registration (but shall nevertheless pay the registration expenses in connection therewith); and

            (ii) if a registration pursuant to this Section 2(b) involves an underwritten offering, the Company shall not be required to include any of the Registrable Securities in such underwriting unless the holders of such Registrable Securities accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders).

      c. The Company will pay all registration expenses in connection with each registration of Registrable Securities requested pursuant to Section 2(b), provided that (i) each seller of Registrable Securities shall pay all registration expenses to the extent required to be paid by such seller under applicable law and (ii) that underwriting commissions shall be paid pro rata by the sellers in such registration, based on the number of shares of Registrable Securities being sold. No registration effected under Section 2(b) shall relieve the Company from its obligation to effect registrations under Section 2(a).

      d. Legal Counsel. Subject to Section 5 hereof, the Investors holding the Registrable Securities issued or issuable upon the conversion of the Series A Non-Redeemable Convertible Preferred Stock shall have the right to select one legal counsel to review and oversee any registration pursuant to this Section 2 ("LEGAL COUNSEL"). The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company's obligations under this Agreement.

      e. Ineligibility for Form SB-2. In the event that Form SB-2 is not available for the registration of the resale of Registrable Securities pursuant to Section 2(a) hereof, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the holders of at least a majority of the Registrable Securities and (ii) undertake to register the Registrable Securities on Form SB-2 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect for a period of two (2) years from the date the Registration Statement is declared effective by SEC.

      f. Sufficient Number of Shares Registered. In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor's allocated portion of the Registrable Securities pursuant to Section 2(b), the Company shall amend the applicable Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least 100% of the number of such Registrable Securities as of the Trading Day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the Company becomes aware of the necessity therefor. The Company shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of shares of Common Stock available for resale under such Registration Statement is less than the number of Registrable Securities on an as-converted to Common Stock basis.

      g. Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If (i) a Registration Statement covering all the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to Section 2(a) of this Agreement is not declared effective by the SEC on or before the Effectiveness Deadline (an "EFFECTIVENESS FAILURE") or (ii) on any day after the Effectiveness Deadline sales of all the Registrable Securities required to be included on such Registration Statement (other than shares of Common Stock which are contractually restricted from being sold or cannot be sold due to a requirement under applicable state blue sky laws or regulations which the Company is otherwise excused from compliance with hereunder) cannot be made (other than during an Allowable Grace Period (as defined in Section 3(r)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register sufficient shares of Common Stock)(a "MAINTENANCE FAILURE"), or (iii) from and after the Effectiveness Deadline, the Common Stock is not listed or quoted, or is suspended from trading on OTC Bulletin Board for a period of three Trading Days within any rolling 180 calendar day period (which need not be consecutive Trading Days) during the Registration Period (as defined below), then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying shares of Common Stock (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each Investor relating to such Registration Statement an amount equal to 1% of said Investor's total investment per month or part thereof. Such amount shall be payable in the form of additional shares of Preferred Stock and such Preferred Stock will constitute Registrable Securities. In the event the Company fails to issue such Preferred Stock within 30 days of the date the Company first becomes obligated to issue them hereunder, the Company shall pay interest on the value thereof (based on the price per share of $3.56 at the rate of 1.5% per month (prorated for partial months) until paid in full. To avoid confusion, Existing Holders shall not be entitled to any payment under this Section 2(g) with respect to any shares of Common Stock owned by them on the date of this Agreement.

      3. Related Obligations.

      At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(b) or 2(e), the Company will use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

      a. The Company shall submit to the SEC, within two (2) Business Days after the Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff of the SEC has no further comments on a particular Registration Statement, as the case may be, a request for acceleration of effectiveness of such Registration Statement to a time and date not later than 48 hours after the submission of such request. The Company shall keep each Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by such Registration Statement without restriction pursuant to Rule 144(k) (or successor thereto) promulgated under the 1933 Act, (ii) the date on which the Investors shall have sold all the Registrable Securities covered by such Registration Statement, or (iii) such time as the Registration Statement has been effective for a period of two (2) years (not including any period in which it is subject to a stop order or is not otherwise available to use) (the "REGISTRATION PERIOD"). The Company shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.

      b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement.

      c. The Company shall (A) permit Investors' legal counsel ("Legal Counsel) to review and comment upon (i) a Registration Statement at least five (5) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to all Registration Statements within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel reasonably objects. The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be unreasonably withheld. The Company shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor and not otherwise available on the EDGAR system, and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel in performing the Company's obligations pursuant to this Section 3.

      d. The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (ii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

      e. The Company shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or "blue sky" laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal Counsel and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

      f. The Company shall notify Legal Counsel and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to Legal Counsel and each Investor (or such other number of copies as Legal Counsel or such Investor may reasonably request). The Company shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and
(iii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

      g. The Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

      h. If any Investor is required under applicable securities law to be described in the Registration Statement as an underwriter, at the reasonable request of such Investor, the Company shall furnish to such Investor, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company's independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investors.

      i. Upon the written request of any Investor in connection with any Investor's due diligence requirements, if any, the Company shall make available for inspection by (i) any Investor, (ii) Legal Counsel and (iii) one firm of accountants or other agents retained by the Investors (collectively, the "INSPECTORS"), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the "RECORDS"), as shall be reasonably deemed necessary by each Inspector, and cause the Company's officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree in writing to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector has knowledge. Each Investor agrees that it shall, upon learning that disclosure of such Records is required or is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and any Investor) shall be deemed to limit the Investors' ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.


      j. The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

      k. The Company shall use its reasonable best efforts to cause all the Registrable Securities covered by a Registration Statement pursuant to Section 2(a) hereof to be listed or approved for trading on the OTC Bulletin Board no later than the Effectiveness Deadline and thereafter to cause all Registrable Securities to be listed on any Eligible Market on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such Eligible Market.

      l. The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

      m. If requested by an Investor, the Company shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement if reasonably requested by an Investor holding any Registrable Securities.

      n. The Company shall use its reasonable best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

      o. The Company shall make generally available to the Investors as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of a Registration Statement.

      p. The Company shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

      q. Within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.

      r. Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been declared effective by the SEC, the Company may delay the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a "GRACE PERIOD"); provided, that the Company shall promptly (i) notify the Investors in writing of the existence of a Grace Period in conformity with the provisions of this Section 3(r)(provided that in each notice the Company will not disclose the content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed ten (10) consecutive days and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of thirty (30) days and the first day of any Grace Period must be at least two (2) trading days after the last day of any prior Grace Period (each, an "ALLOWABLE GRACE PERIOD"). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the applicable Registration Statement, prior to the Investor's receipt of the notice of a Grace Period and for which the Investor has not yet settled.

      4. Obligations of the Investors.

      a. At least seven (7) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor's Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

      b. Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from such Registration Statement.

      c. Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with the terms of the Subscription Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor's receipt of a notice from the Company of the happening of any event of the kind described in
Section 3(g) or the first sentence of 3(f) and for which the Investor has not yet settled.

      d. Each Investor covenants and agrees that it will comply with any applicable prospectus delivery requirements of the 1933 Act as applicable to it in connection with sales of Registrable Securities pursuant to a Registration Statement.

      5. Expenses of Registration.

      All reasonable expenses, other than underwriting discounts and selling commissions (which shall be borne solely by the Investors), incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company. The Company also shall reimburse the Investors for fees and disbursements of Legal Counsel in connection with registration filing or qualification pursuant to Sections 2 and 3 of this Agreement, provided that the Company shall only be required to reimburse the Investors for an amount up to or equal to $5,000.

      6. Indemnification.

      In the event any Registrable Securities are included in a Registration Statement under this Agreement:

      a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, partners, members, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an "INDEMNIFIED PERSON"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several (each a "CLAIM" and collectively, "CLAIMS"), incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("INDEMNIFIED DAMAGES"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered ("BLUE SKY FILING"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any material violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, "VIOLATIONS"). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); (ii) with respect to any preliminary prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any Person controlling such Person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Company pursuant to Section 3(d), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such Indemnified Person, notwithstanding such advice, used it or failed to deliver the correct prospectus as required by the 1933 Act and such correct prospectus was timely made available pursuant to Section 3(d); (iii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Company pursuant to Section 3(d); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

      b. In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an "INDEMNIFIED PARTY"), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that an Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to
Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

      c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of the Indemnified Person or the Indemnified Party, as the case may be, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprized at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

      d. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

      e. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

      7. Contribution.

      To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that:
(i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

      8. Rule 144.

      With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration ("RULE 144"), the Company agrees to:

      a. make and keep public information available, as those terms are understood and defined in Rule 144;

      b. file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the Securities Exchange Act of 1934 (the "1934 ACT") so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

      c. furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and
(iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

      9. Assignment of Registration Rights.

      The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of such Investor's Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and
(b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause
(ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the Subscription Agreements.

      10. Amendment of Registration Rights.

      Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors who then hold at least a majority of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

      11. Miscellaneous.

      a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the such record owner of such Registrable Securities.

      b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                           If to the Company:

                                    Essential Reality, Inc.
                                    c/o Gottbetter & Partners LLP
                                    488 Madison Avenue 12 Floor
                                    New York, New York 10022
                                    Tel: (212) 400-6900
                                    Fax: (212) 400-6901
                                    Attn:  Louis Cammarosano


If to a Investor, to its address and facsimile number set forth on the Schedule of Investors attached hereto, with copies to such Investor's representatives as set forth on the Schedule of Investors, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication,
(B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

      c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

      d. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the non- exclusive jurisdiction of the state and federal courts sitting The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

      e. This Agreement, the Subscription Agreements and any other transaction documents and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Subscription Agreements and the other transaction documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

      f. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

      g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

      h. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

      i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

      j. All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by Investors holding at least a majority of the Registrable Securities, determined as if all of the Additional Investment Rights held by Investors then outstanding have been exercised for Registrable Securities without regard to any limitations on exercise of the Additional Investment Rights.

      k. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

      l. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

                                   * * * * * *

      IN WITNESS WHEREOF, each Investor and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:
ESSENTIAL REALITY, INC.

By:  ______________________________
     Name:
     Title:


      IN WITNESS WHEREOF, each Investor and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

INVESTOR:

By:  ______________________________
     Name:
     Title:

      IN WITNESS WHEREOF, each Investor and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.



INVESTOR:

[OTHERS]


By:  ______________________________
     Name:
     Title:

                        SCHEDULE OF INVESTORS

                                                 INVESTOR'S REPRESENTATIVE'S
                           INVESTOR ADDRESS                ADDRESS
INVESTOR                 AND FACSIMILE NUMBER       AND FACSIMILE NUMBER
--------                 --------------------    ----------------------------

                                                                       EXHIBIT A

                         FORM OF NOTICE OF EFFECTIVENESS
                            OF REGISTRATION STATEMENT

[Transfer Agent]
Attn:

                  Re:      Essential Reality, Inc.

Ladies and Gentlemen:

      We are counsel to Essential Reality, Inc., a Nevada corporation (the "Company"), and have represented the Company in connection with that certain subscription agreements (the "Subscription Agreements"), entered into by and among the Company and the investors named therein (collectively, the "Investors") pursuant to which the Company issued to the Investors its shares of the Company's Common Stock, no par value (the "Common Stock"). Pursuant to these Subscription Agreements, the Company also has entered into a Registration Rights Agreement with the Investors (the "Registration Rights Agreement") pursuant to which the Company agreed, among other things, to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement), under the Securities Act of 1933, as amended (the "1933 Act"). In connection with the Company's obligations under the Registration Rights Agreement, on ____________ ___, 2004, the Company filed a Registration Statement on Form S-3 (File No. 333-_____________) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") relating to the Registrable Securities which names each of the Holders as a selling stockholder thereunder.

      In connection with the foregoing, we advise you that a member of the SEC's staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC's staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

      This letter shall serve as our standing opinion to you that the Common Stock are freely transferable by the Holders pursuant to the Registration Statement. You need not require further letters from us to effect any future legend-free issuance or reissuance of shares of Common Stock to the Holders as contemplated by the Company's Irrevocable Transfer Agent Instructions dated June __, 2004. This letter shall serve as our standing opinion with regard to this matter.

                                                     Very truly yours,

                                                     [ISSUER'S COUNSEL]
                                                     By: _______________________


CC:      [LIST NAMES OF HOLDERS]

                                     ANNEX I

                             SELLING SECURITYHOLDERS

      The shares of common stock being offered by the selling securityholders were issued pursuant to certain subscription agreements and are issuable upon exercise of additional investment rights, which were also issued pursuant to these subscription agreements. For additional information regarding the issuance of these shares of common stock and the additional investment rights, see "Private Placement of Common Shares and Additional Investment Rights" above. We are registering the shares of common stock in order to permit the selling securityholders to offer the shares for resale from time to time. Except for the ownership of these shares of common stock and the additional investment rights, the selling securityholders have not had any material relationship with us within the past three years.

      The table below lists the selling securityholders and other information regarding the beneficial ownership of the common stock by each of the selling securityholders. The second column lists the number of shares of common stock beneficially owned by each selling securityholder, based on its ownership of the shares of common stock and the additional investment rights issued pursuant to the June 2004 private placement, as of ________ [ ], 200[4], assuming exercise of all of the additional investment rights held by the selling securityholders on that date, without regard to any limitations on exercise.

      The third column lists the shares of common stock being offered by this prospectus by the selling securityholders.

      The fourth column assumes the sale of all of the shares of Common Stock offered by the selling securityholders pursuant to this prospectus.

      The selling securityholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."



                                                                    MAXIMUM NUMBER OF SHARES
                                          NUMBER OF SHARES OWNED     TO BE SOLD PURSUANT TO       NUMBER OF SHARES
NAME OF SELLING SECURITYHOLDER              PRIOR TO OFFERING)           THIS PROSPECTUS        OWNED AFTER OFFERING
------------------------------              ------------------           ---------------        --------------------
                                                   [___]                      [___]                     [0]
[Others]                                           [___]                      [___]                     [0]



                              PLAN OF DISTRIBUTION

      The selling securityholders may, from time to time, sell any or all of their shares of common stock upon exercise of the additional investment rights on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o     privately negotiated transactions;

o     short sales;

o broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

o     a combination of any such methods of sale; and

o     any other method permitted pursuant to applicable law.

      The selling securityholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling securityholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

      Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling securityholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling securityholder. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

      The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

      The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

      The selling securityholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling securityholders have advised us that they have acquired their securities in the ordinary course of business and they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling securityholder. If we are notified by any selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling securityholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

      We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling securityholders.

                                   EXHIBIT I

{00070274.1 / 0836-001}12


{00070274.1 / 0836-001}


      THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE OTHER SECURITIES ISSUABLE UPON EXERCISE HEREOF MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), (ii) AN EXEMPTION FROM REGISTRATION, OR
      (iii) TO THE EXTENT APPLICABLE, RULE 144 UNDER SUCH ACT (OR ANY SIMILAR RULE UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES).

      THE TRANSFER OR EXCHANGE OF THE WARRANTS REPRESENTED BY THE ATTACHED WARRANT CERTIFICATE ARE RESTRICTED IN ACCORDANCE WITH THE TERMS PROVIDED HEREIN.

                             STOCK PURCHASE WARRANT


DATE OF ISSUANCE: JUNE __, 2004                              CERTIFICATE NO. W-1

FOR VALUE RECEIVED, ESSENTIAL REALITY, INC., a Nevada corporation, located at 263 Horton Highway, Mineola, New York 11501 (the "Company"), hereby grants to SUNRISE SECURITIES CORPORATION or its registered assigns (the "Registered Holder") the right to purchase from the Company up to 68,820,224 shares of the Company's Common Stock (as adjusted from time to time hereunder) at a price per share of Common Stock equal to $0.005 (as adjusted from time to time hereunder, the "Exercise Price"). Certain capitalized terms used herein are defined in
Section 5 hereof. The amount and kind of securities obtainable pursuant to the rights granted hereunder and the purchase price for such securities are subject to adjustment pursuant to the provisions contained in this Warrant.

      This Warrant is subject to the following provisions:

      Section 1. Exercise of Warrant.

      1.1. Exercise Period. The Registered Holder may exercise, in whole or in part, the purchase rights represented by this Warrant at any time and from time to time after the Date of Issuance (as stated and defined above on this page 1) to and including 5:00 p.m., New York time, on the fifth anniversary thereof or, if such day is not a Business Day, on the next preceding Business Day (the "Exercise Period"). Notwithstanding the foregoing, this Warrant shall not be exercisable until the earlier of (a) the Company shall have sufficient authorized Common Stock to enable the exercise of this Warrant in full or (b) the Company's Series A 6% Convertible Non-Redeemable Preferred Shares are converted into the Company's Common Stock.

      1.2. Exercise Procedure.

            (a) This Warrant shall be deemed to have been exercised when the Company has received all of the following items (the "Exercise Time"):

                  (i) a completed Exercise Agreement,  as described in paragraph
1.3 below, executed by the Person exercising all or part of the purchase rights represented by this Warrant (the "Purchaser");

                  (ii) this Warrant;

                  (iii) if this Warrant is not registered in the name of the Purchaser, an Assignment or Assignments evidencing the assignment of this Warrant to the Purchaser, in which case the Registered Holder shall have complied with the provisions set forth in Section 7 hereof; and

                  (iv) either (1) a check payable to the Company in an amount equal to the product of the Exercise Price multiplied by the number of shares of Common Stock being purchased upon such exercise (the "Aggregate Exercise Price"), (2) the surrender to the Company of debt or equity securities of the Company having a Fair Market Value equal to the Aggregate Exercise Price of the Common Stock being purchased upon such exercise (provided, that for purposes of this subparagraph, the Fair Market Value of any note or other debt security or any preferred stock shall be deemed to be equal to the aggregate outstanding principal amount or liquidation value thereof plus all accrued and unpaid interest thereon or accrued or declared and unpaid dividends thereon) or (3) a written notice to the Company that the Purchaser is exercising the Warrant (or a portion thereof) on a "cashless" basis in exchange for that number of shares of Common Stock equal to the product of (x) the number of shares as to which such Warrants are being exercised multiplied by (y) a fraction, the numerator of which is the Fair Market Value (as hereinafter defined) of the Common Stock less the Exercise Price and the denominator of which is such Fair Market Value. Solely for the purposes of this Section 1.2(a)(iv), Fair Market Value shall be calculated (subject to appropriate adjustment in the event of any stock split, reverse stock split, stock dividend, merger or recapitalization of the Company occurring after the date above) either (i) on the trading date immediately preceding the date on which the Form of Election to Purchase annexed to such Warrant Certificate as to such exercise is deemed to have been sent to the Company pursuant to Section 10 hereof (the "Notice Date"), (ii) as the average of the Fair Market Values for each of the ten trading days preceding the date of issuance of this Warrant, or (iii) on the date of issuance of this Warrant, whichever results in a higher Fair Market Value.

            (b) Certificates for shares of Common Stock purchased upon exercise of this Warrant shall be delivered by the Company to the Purchaser within five
(5) Business Days after the date of the Exercise Time. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and shall within such three-day period, deliver such new Warrant to the Person designated for delivery in the Exercise Agreement.

            (c) The Common Stock issuable upon the exercise of this Warrant shall be deemed to have been issued to the Purchaser at the Exercise Time, and the Purchaser shall be deemed for all purposes to have become the record holder of such Common Stock at the Exercise Time.

            (d) The issuance of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Registered Holder or the Purchaser for any issuance tax in respect thereof or other cost incurred by the Company in connection with such exercise and the related issuance of shares of Common Stock. Each share of Common Stock issuable upon exercise of this Warrant shall upon payment of the Exercise Price therefor, be fully paid and nonassessable and free from all liens and charges with respect to the issuance thereof.

            (e) The Company shall not close its books against the transfer of this Warrant or of any share of Common Stock issued or issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant. The Company shall from time to time take all such action as may be necessary to assure that the par value per share of the unissued Common Stock acquirable upon exercise of this Warrant is at all times equal to or less than the Exercise Price then in effect.

            (f) The Company shall assist and cooperate with any Registered Holder or Purchaser required to make any governmental filings or obtain any governmental approvals prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Company).

            (g) Notwithstanding any other provision hereof, if an exercise of all or any portion of this Warrant is to be made in connection with a registered public offering, a sale of the Company or any transaction or event, such exercise may, at the election of the Registered Holder, be conditioned upon the consummation of such transaction or event in which case such exercise shall not be deemed to be effective until the consummation of such transaction or event.

            (h) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of issuance upon the exercise of the Warrants, such number of shares of Common Stock as are issuable upon the exercise of all outstanding Warrants. All shares of Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Company shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance). The Company shall not take any action which would cause the number of authorized but unissued shares of Common Stock to be less than the number of such shares required to be reserved hereunder for issuance upon exercise of the Warrants. The Company will use its best efforts to cause the shares of Common Stock, immediately upon such exercise, to be listed on any domestic securities exchange upon which shares of Common Stock or other securities constituting such shares of Common Stock are listed at the time of such exercise.

      1.3. Exercise Agreement. Upon any exercise of this Warrant, the Exercise Agreement shall be substantially in the form set forth in either Exhibit I or
Exhibit II attached hereto, except that if the shares of Common Stock are not to be issued in the name of the Person in whose name this Warrant is registered, the Exercise Agreement shall also state the name of the Person to whom the certificates for the shares of Common Stock are to be issued, and if the number of shares of Common Stock to be issued does not include all the shares of Common Stock purchasable hereunder, it shall also state the name of the Person to whom a new Warrant for the unexercised portion of the rights hereunder is to be delivered. Such Exercise Agreement shall be dated the actual date of execution thereof.

      1.4. Fractional Shares. If the Common Stock is listed on any securities exchange or quoted on the Nasdaq Stock Market System or the over-the-counter market and a fractional share of Common Stock would, but for the provisions of this paragraph 1.4, be issuable upon exercise of the rights represented by this Warrant, the Company shall, within five (5) Business Days after the date of the Exercise Time, deliver to the Purchaser a check payable to the Purchaser in lieu of such fractional share in an amount equal to the difference between Fair Market Value of such fractional share as of the date of the Exercise Time and the Exercise Price of such fractional share.

      Section 2. Adjustment of Exercise Price and Number of Shares of Common Stock. In order to prevent dilution of the rights granted under this Warrant and grant the Registered Holder hereof certain additional rights, the Exercise Price and the number of shares of Common Stock obtainable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this
Section 2.

      2.1. Computation of Adjusted Exercise Price. Except as hereinafter provided and subject to Section 2.6 hereof, in case the Company shall at any time after the date hereof issue or sell any shares of Common Stock in connection with a financing that results in net proceeds to the Company of at least $2,000,000 (a "Qualified Financing") for a consideration per share less than the Exercise Price in effect immediately prior to the issuance or sale of such shares on the date immediately prior to the issuance or sale of such shares, or without consideration, then forthwith upon such issuance or sale, the Exercise Price shall (until another such issuance or sale) be reduced to the price (calculated to the nearest full cent) equal to the consideration per share received or deemed to be received by the Company upon such issuance or sale; provided, however, that in no event shall the Exercise Price be adjusted pursuant to this computation to an amount in excess of the Exercise Price in effect immediately prior to such computation, except in the case of a combination of outstanding shares of Common Stock, as provided by Section 2.3 hereof.

      For the purposes of any  computation  to be made in  accordance  with this
Section 2.1, the following provisions shall apply:

            (a) In the event of the issuance or sale of shares of Common Stock for a consideration, part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if shares of Common Stock are offered by the Company for subscription, the subscription price, or if either of such securities shall be sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price) before deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services, or any expenses incurred in connection therewith.

            (b) In the event of the issuance or sale (otherwise than as a dividend or other distribution on any stock of the Company) of shares of Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration as determined in good faith by the Board of Directors of the Company.

            (c) Shares of Common Stock issuable by way of dividend or other distribution on any capital stock of the Company shall be deemed to have been issued immediately after the opening of business on the day following the record date for the determination of stockholders entitled to receive such dividend or other distribution and shall be deemed to have been issued without consideration.

            (d) The  reclassification  of  securities  of the Company other than shares of Common Stock into securities including shares of Common Stock shall be deemed to involve the issuance of such shares of Common Stock for a consideration other than cash immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such shares, and the value of the consideration allocable to such shares of Common Stock shall be determined as provided in subsection (b) of this Section 2.1.

      2.2. Convertible Securities. Subject to Section 2.6 hereof, in the event the Company at any time after the date hereof issues Convertible Securities in connection with a Qualified Financing for a consideration per share less than the Exercise Price in effect immediately prior to the issuance of such Convertible Securities, or without consideration, the Exercise Price in effect immediately prior to the issuance of such Convertible Securities shall be reduced to a price determined by making a computation in accordance with the provisions of Section 2.1 hereof, provided that:

            (a) The aggregate maximum number of shares of Common Stock issuable upon conversion or exchange of any Convertible Securities shall be deemed to be issued and outstanding at the time of issuance of such Convertible Securities, and for a consideration equal to the consideration (determined in the same manner as consideration received on the issue or sale of shares of Common Stock in accordance with the terms of the Warrants) received by the Company for such Convertible Securities, plus the minimum consideration, if any, receivable by the Company upon the conversion or exchange thereof.

            (b) If any change shall occur in the price per share at which the securities referred to in subsection (a) of this Section 2.2 are convertible or exchangeable, such Convertible Securities shall be deemed to have expired or terminated on the date when such price change became effective in respect of shares not theretofore issued pursuant to the exercise or conversion or exchange thereof, and the Company shall be deemed to have issued upon such date new Convertible Securities at the new price in respect of the number of shares issuable upon the exercise of such Convertible Securities.

            (c) Calculation of Consideration Received. If any Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor. In case any Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Fair Market Value thereof as of the date of receipt. In case any Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Convertible Securities. The fair value of any consideration other than cash or securities shall be determined jointly by the Company and the Registered Holders of Warrants representing a Majority (as defined in Section 19.4(l)) of the shares of Common Stock obtainable upon exercise of the outstanding Warrants. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the Registered Holders of Warrants representing a Majority of the shares of Common Stock obtainable upon exercise of the outstanding Warrants. The determination of such appraiser shall be final and binding on the Company and the Registered Holders of the Warrants, and the fees and expenses of such appraiser shall be paid by the Company.

            (d) Treasury Shares. The disposition of any shares of Common Stock owned or held by or for the account of the Company or any Subsidiary shall be considered an issue or sale of Common Stock.

            (e) Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock or in Convertible Securities or (B) to subscribe for or purchase Common Stock or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

      2.3. Subdivision and Combination. In the event the Company shall at any time subdivide or combine the outstanding shares of Common Stock, the Exercise Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination.

      2.4. Adjustment in Number of Securities. Upon each adjustment of the Exercise Price pursuant to the provisions of this Section 2, the number of shares of Common Stock of the Company issuable upon the exercise of each Warrant shall be adjusted to the nearest full amount by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock of the Company issuable upon exercise of the Warrants immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

      2.5. Merger or Consolidation. In the event of any consolidation of the Company with, or merger of the Company with, or merger of the Company into, or sale by the Company of all or substantially all of its assets to another corporation or other entity (other than a consolidation or merger which does not result in any reclassification or change of the outstanding Common Stock), the corporation or other entity formed by such consolidation or merger or acquiror of such assets shall execute and deliver to the Registered Holder a supplemental warrant agreement providing that the Registered Holder of each Warrant then outstanding or to be outstanding shall have the right thereafter (until the expiration of such Warrant) to receive, upon exercise of such Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or merger, by a holder of the number of shares of Common Stock of the Company for which such Warrant might have been exercised immediately prior to such consolidation, merger, sale or transfer. Such supplemental warrant agreement shall provide for adjustments which shall be identical to the adjustments provided in Section 2. The above provision of this Subsection shall similarly apply to successive consolidations or mergers.

      2.6. No Adjustment of Exercise Price in Certain Cases. No adjustment of the Exercise Price shall be made:

            (a) Upon the issuance or sale of the Warrants or the shares of Common Stock issuable upon the exercise of the Warrants, or the options, rights and Warrants issued and outstanding on the date hereof; or

            (b) If the amount of said adjustment shall be less than 1 cent ($.01) per share of Common Stock, provided, however, that in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, shall amount to at least 1 cent ($.01) per share of Common Stock.

      2.7. Dividends and Other Distributions. In the event that the Company shall at any time prior to the exercise of all Warrants declare a dividend (other than a dividend consisting solely of shares of Common Stock) or otherwise distribute to its stockholders any assets, property, rights, evidences of indebtedness, securities (other than shares of Common Stock), whether issued by the Company or by another, or any other thing of value, the Registered Holders of the unexercised Warrants shall thereafter be entitled, in addition to the shares of Common Stock or other securities and property receivable under the exercise thereof, to receive, upon the exercise of such Warrants, the same property, assets, rights, evidences of indebtedness, securities or any other thing of value that they would have been entitled to receive at the time of such dividend or distribution as if the Warrants had been exercised immediately prior to such dividend or distribution. At the time of any such dividend or distribution, the Company shall make appropriate reserves to ensure the timely performance of the provisions of this Subsection 2.7.

      2.8. Certain Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Board of Directors shall make an appropriate adjustment in the Exercise Price and the number of shares of Common Stock obtainable upon exercise of this Warrant so as to protect the rights of the holders of the Warrants; provided, that no such adjustment shall increase the Exercise Price or decrease the number of shares of Common Stock obtainable as otherwise determined pursuant to this Section 2.

      2.9. Notices.

            (a) Immediately upon any adjustment of the Exercise Price, the Company shall give written notice thereof to the Registered Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

            (b) The Company shall give written notice to the Registered Holder at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Liquidation Event or other dissolution or liquidation.

            (c) The Company shall also give written notice to the Registered Holders at least twenty (20) days prior to the date on which any Liquidation Event or other dissolution or liquidation shall take place.

      Section 3. Liquidating Dividends. If the Company declares or pays a dividend upon the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles, consistently applied) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company shall allocate, for the benefit of the Registered Holder of this Warrant, an amount equal to the Liquidating Dividends which would have been payable to such Registered Holder had he, she or it fully exercised this Warrant immediately prior to the record date applicable to such Liquidating Dividends (or if there be no such record date, the date as of which the record holders of Common Stock entitled to such dividends are to be determined), and shall hold such amount, for the benefit of the Registered Holder, pending the exercise or expiration of this Warrant. Thereafter, upon the exercise of this Warrant, from time to time, in addition to the shares of Common Stock purchased upon such exercise, the Company shall pay to the Registered Holder of this Warrant the Liquidating Dividends which pertain to such purchased shares of Common Stock. Upon expiration of this Warrant, any allocated Liquidating Dividends which pertain to shares of Common Stock issuable upon exercise of this Warrant but not so purchased pursuant to exercise will be retained by the Company.

      Section 4. Purchase Rights. If at any time the Company grants, issues or sells any Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the "Purchase Rights"), then the Registered Holder of this Warrant shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

      Section 5. Definitions. The following terms have meanings set forth below:

      "Board of Directors" means the board of directors of the Company.

      "Business Day" means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to close.

      "Common Stock" means the Common Stock of the Company per share, and except for purposes of the shares obtainable upon exercise of this Warrant, any capital stock of any class of the Company hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

      "Convertible Securities" means any stock or securities, other than Options, directly or indirectly convertible into or exchangeable for Common Stock; .

      "Exchange Act" means the Securities and Exchange Act of 1934, as amended.

      "Exercise Price" means the price per share of Common Stock set forth herein, as adjusted from time to time pursuant to the provisions of Section 2.

      "Fair Market Value" means as to any security, the greater of either (i) the closing price on the day "Fair Market Value" is to be determined or (ii) the average of the closing prices of such security's sales on the New York Stock Exchange, the Nasdaq Stock Market, the American Stock Exchange or any other domestic securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchanges on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the Nasdaq Stock Market as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted on the Nasdaq Stock Market, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization (collectively, a "Securities Exchange"), in each such case averaged over a period of three (3) days consisting of the day as of which "Fair Market Value" is being determined and the two (2) consecutive Business Days prior to such day. If at any time such security is not listed or quoted on any Securities Exchange, the "Fair Market Value" shall be the fair value thereof determined jointly by the Company and the Registered Holders of Warrants representing a Majority of the Common Stock purchasable upon exercise of all the Warrants then outstanding;

provided, that if such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the Registered Holders of Warrants representing two-thirds of the Common Stock purchasable upon exercise of all the Warrants then outstanding. The determination of such appraiser shall be final and binding on the Company and the Registered Holders of the Warrants, and the fees and expenses of such appraiser shall be paid by the Company.

      "Liquidation Event" means (a) the liquidation, dissolution or winding up of the Company, (b) any merger, reorganization or consolidation to which the Company is a party, except for a merger, reorganization or consolidation in which the Company is the surviving Company, the terms of the Warrants or Common Stock are not changed and neither the Warrants nor Common Stock are exchanged for cash, securities or other property, and after giving effect to such merger, reorganization or consolidation, the holders of the Company's outstanding capital stock possessing a majority of the voting power (under ordinary circumstances) to elect a majority of the Board of Directors immediately prior to the merger, reorganization or consolidation shall continue to own the Company's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the Board of Directors, (c) any sale or transfer of more than 50% of the assets of the Company and its Subsidiaries on a consolidated basis (measured either by book value in accordance with generally accepted accounting principles consistently applied or by fair market value determined in the reasonable good faith judgment of the Board of Directors) in any transaction or series of transactions and (d) any sale, transfer or issuance or series of sales, transfers and/or issuances of Common Stock or other securities by the Company or any holders thereof which results in either (i) any Person or group of Persons (as the term "group" is used under the Exchange Act), beneficially owning (as such term is used in the Exchange Act) more than 50% of the Common Stock outstanding or on a fully diluted basis at the time of such sale, transfer or issuance or series of sales, transfers and/or issuances or
(ii) Persons beneficially owning the Common Stock outstanding or on a fully diluted basis at the time of such sale, transfer or issuance or series of sales, transfers and/or issuances beneficially owning less than 50% of the Common Stock outstanding or on a fully diluted basis following such sale, transfer or issuance or series of sales, transfers and/or issuances.

      "Options" means any rights or options to subscribe for or purchase Common Stock or Convertible Securities.

      "Person"  means  an  individual,   a  partnership,   a  joint  venture,  a
corporation,   a  limited   liability   company,   a  trust,  an  unincorporated
organization and a government or any department or agency thereof.


      Section 6. No Voting Rights; Limitations of Liability. This Warrant shall not have any voting rights. No provision hereof, in the absence of affirmative action by the Registered Holder to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Registered Holder shall give rise to any liability of such Registered Holder for the Exercise Price of Warrant Shares acquirable by exercise hereof or as a stockholder of the Company.

      Section 7. Warrant Transferable. Subject to the transfer conditions referred to in the legend endorsed hereon, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Registered Holder, upon surrender of this Warrant with a properly executed Assignment (in the form of Exhibit III hereto) at the principal office of the Company.

      Section 8. Warrant Exchangeable for Different Denominations. This Warrant is exchangeable, upon the surrender hereof by the Registered Holder at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrants shall represent such portion of such rights as is designated by the Registered Holder at the time of such surrender. All Warrants representing portions of the rights hereunder are referred to herein as the "Warrants."

      Section 9. Replacement. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Registered Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of an unsecured indemnity agreement of the Registered Holder in form reasonably satisfactory to the Company, or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

      Section 10. Notices. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be (i) delivered in person, (ii) transmitted by facsimile, (iii) sent by registered or certified mail, postage prepaid with return receipt requested, or (iv) sent by reputable overnight courier service, fees prepaid, to (x) the Company, at its principal executive offices and (y) to any Registered Holder, at such Registered Holder's address as it appears in the records of the Company (unless otherwise indicated by any such Registered Holder). Notices shall be deemed given upon personal delivery, upon receipt of return receipt in the case of delivery by mail, upon acknowledgment by the receiving facsimile or one day following deposit with an overnight courier service.

      Section 11. Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Registered Holders of Warrants representing two-thirds of the shares of Common Stock obtainable upon exercise of outstanding Warrants; provided, that no such action may increase the Exercise Price of the Warrants or decrease the number of shares or class of stock obtainable upon exercise of each Warrant without the written consent of the Registered Holders of Warrants representing 100% of the shares of Common Stock obtainable upon exercise of the Warrants.

            Section 12. Warrant Register. The Company shall maintain at its principal executive offices books for the registration and the registration of transfer of Warrants. The Company may deem and treat the Registered Holder as the absolute owner hereof (notwithstanding any notation of ownership or other writing hereon made by anyone) for all purposes and shall not be affected by any notice to the contrary.

            Section 13. GOVERNING LAW. THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS PRINCIPLES. THE PARTIES HERETO FURTHER AGREE AND ACKNOWLEDGE THAT ANY DISPUTE OR CONTROVERSY ARISING OUT OF OR IN ANY MANNER WHATSOEVER RELATING TO THIS WARRANT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK LOCATED IN THE STATE OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS WARRANT HEREBY (i) ACCEPTS THE JURISDICTION OF THE AFORESAID COURTS; (ii) IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT OF ANY SUCH COURT WITH RESPECT TO THIS WARRANT; AND (iii) IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE, COURT, ACTION OR PROCEEDING WITH RESPECT TO THIS WARRANT BROUGHT IN ANY SUCH COURT AND FURTHER IRREVOCABLY WAIVES ANY SUCH CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

            Section 14. Headings. The headings of the various sections of this Warrant have been inserted for reference only and shall not be deemed to be a part of this Warrant .

            Section 15. Specific Performance. The Company, on the one hand, and the Registered Holder, on the other hand, acknowledge that money damages would not be a sufficient remedy for any breach of this Warrant. It is accordingly agreed that the parties shall be entitled to specific performance and injunctive relief as remedies for any such breach, these remedies being in addition to any of the remedies to which they may be entitled at law or equity.

            Section 16. Remedies Cumulative. Except as otherwise provided herein, the remedies provided herein shall be cumulative and shall not preclude the assertion by any party hereto of any other rights or the seeking of any other remedies against any other party hereto.

            Section 17. No Third Party Beneficiaries. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Warrant.

            Section 18. Severability. If any term, provision, covenant or restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Warrant shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      Section 19. Registration Rights.

      19.1 Registration Under the Securities Act of 1933. The Warrants, and the shares of Common Stock issuable upon exercise of the Warrants, have not been registered under the Securities Act of 1933, as amended (the "Act"). Upon exercise, in part or in whole, of the Warrant certificates representing the shares of Common Stock and any other securities issuable upon exercise of the Warrants or issuable pursuant to this Warrant (the "Warrant Securities") shall bear the following legend:

      The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold except pursuant to (i) an effective registration statement under the Act, (ii) to the extent applicable, Rule 144 under the Act (or any similar rule under such Act relating to the disposition of securities), or (iii) an opinion of counsel, if such opinion shall be reasonably satisfactory to counsel to the issuer, that an exemption from registration under such Act is available.

      19.2 Piggyback Registration. If, at any time commencing after the date hereof and expiring seven (7) years thereafter, the Company proposes to register any of its securities under the Act (other than in connection with a merger or pursuant to Form S-8), it will give written notice by registered mail, at least thirty (30) days prior to the filing of each such registration statement, to the Registered Holder of the Warrants and/or the Warrant Securities of its intention to do so. If the Registered Holder of the Warrants and/or the Warrant Securities notifies the Company within twenty (20) days after receipt of any such notice of its or their desire to include any such securities in such proposed registration statement, the Company shall afford such Registered Holder of the Warrants and/or the Warrant Securities the opportunity to have any such Warrant Securities registered under such registration statement.

      Notwithstanding the provisions of this Section 19.2:

            (a) the Company shall have the right at any time after it shall have given written notice pursuant to this Section 19.2 (irrespective of whether a written request for inclusion of any such securities shall have been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof; and

            (b) if a registration pursuant to this Section 19.2 involves an underwritten offering, the Company shall not be required to include any of the Warrant Securities in such underwriting unless the holders of such Warrant Securities accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Warrant Securities, requested to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Warrant Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the holders of Warrant Securities according to the total amount of securities entitled to be included therein owned by each holders of Warrant Securities or in such other proportions as shall mutually be agreed to by such holders).

      19.3 Demand Registration.

            (a) At any time commencing after the date the Registration Statement filed pursuant to Section 2(a) of that certain Registration Rights Agreement, dated June __, 2004, by and among the Company and the investors listed therein is declared effective by the SEC and expiring seven (7) years after the date hereof, the Registered Holder of the Warrants and/or Warrant Securities representing a "Majority" (as hereinafter defined) of such securities (assuming the exercise of all of the Warrants) shall have the right (which right is in addition to the registration rights under Section 19.2 hereof), exercisable by written notice to the Company, to have the Company prepare and file with the Securities and Exchange Commission (the "Commission"), on one occasion, a registration statement and such other documents, including a prospectus, as may be necessary in the opinion of counsel for the Company and counsel for the Registered Holder, in order to comply with the provisions of the Act, so as to permit a public offering and sale of their respective Warrant Securities for nine (9) consecutive months by such Registered Holder and any other Registered Holder of the Warrants and/or Warrant Securities who notify the Company within ten (10) days after receiving notice from the Company of such request.

            (b) The Company covenants and agrees to give written notice of any registration request under this Section 19.3 by any Registered Holder to all other holders of the Warrants and the Warrant Securities within ten (10) days from the date of the receipt of any such registration request.

            (c) Notwithstanding anything to the contrary contained herein, if the Company shall not have filed a registration statement for the Warrant Securities within the time period specified in Section 19.4(a) hereof pursuant to the written notice specified in Section 19.3(a) hereof of a Majority of the Registered Holders of Warrants and/or Warrant Securities, the Company agrees that upon the written notice of election of a majority of the holders of the Warrants and/or Warrant Securities it shall repurchase (i) any and all Warrant Securities at the higher of the Fair Market Value per share of Common Stock on
(x) the date of the notice sent pursuant to Section 19.3(a), or (y) the expiration of the period specified in Section 19.4(a) and (ii) any and all Warrants at such Fair Market Value less the exercise price of such Warrant. Such repurchase shall be in immediately available funds and shall close within two
(2) days  after the  later of (i) the  expiration  of the  period  specified  in
Section 19.4(a), or (ii) the delivery of the written notice of election specified in this Section 19.3(d).

      19.4 Covenants of the Company with Respect to Registration. In connection with any registration under Sections 19.2 or 19.3 hereof, the Company covenants and agrees as follows:

            (a) The Company shall use its best efforts to file a registration statement within thirty (30) days of receipt of any demand therefor, shall use its best efforts to have any registration statement declared effective at the earliest possible time, and shall furnish each Registered Holder desiring to sell Warrant Securities such number of prospectuses as shall reasonably be requested.

            (b) The Company shall pay all costs (excluding fees and expenses of more than one counsel for the Registered Holder and any underwriting or selling commissions), fees and expenses in connection with all registration statements filed pursuant to Sections 19.2 and 19.3(a) hereof including, without limitation, the Company's legal and accounting fees, printing expenses, blue sky fees and expenses. The Registered Holder will pay all costs, fees and expenses in connection with any registration statement filed pursuant to Section 19.3(c). If the Company shall fail to comply with the provisions of Section 19.4(a), the Company shall, in addition to any other equitable or other relief available to the Registered Holder, be liable for any and all incidental, special and consequential damages and damages due to loss of profit sustained by the Registered Holder requesting registration of their Warrant Securities.

            (c) The Company will take all necessary action which may be required in qualifying or registering the Warrant Securities included in a registration statement for offering and sale under the securities or blue sky laws of such states as reasonably are requested by the Registered Holder, provided that the Company shall not be obligated to execute or file any general consent to do business under the laws of any such jurisdiction.

            (d) The Company shall indemnify the Registered Holder of the Warrant
Securities to be sold pursuant to any registration statement and each person, if any, who controls such Registered Holder within the meaning of Section 15 of the Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all loss, claim, damage, expense or liability (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Act, the Exchange Act or otherwise, arising from such registration statement.

            (e) The Registered Holder of the Warrant Securities to be sold pursuant to a registration statement, and their successors and assigns, shall severally, and not jointly, indemnify the Company, its officers and directors and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20(a) of the Exchange Act, from and against any and all loss, claim, damage, expense or liability (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Act, the Exchange Act or otherwise, arising from information furnished in writing by or on behalf of such Registered Holder, or their successors or assigns, for specific inclusion in such registration statement.

            (f) If for any reason the indemnities provided in Section 19.4(d) or
Section 19.4(e) are unavailable, or are insufficient to hold harmless an indemnified party, other than by reason of the exceptions provided therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities, actions, proceedings or expenses in such proportion as is appropriate to reflect the relative benefits to and faults of the indemnifying party on the one hand and the indemnified party on the other in connection with the offering of securities (taking into account the portion of the proceeds of the offering realized by each such party) and the statements or omissions or alleged statements or omissions which resulted in such loss, claim, damage, liability, action, proceeding or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statements or omissions. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. No party shall be liable for contribution under this Section 19.4(f) except to the extent and under such circumstances as such party would have been liable to indemnify under
Section 19.4(d) or 19.4(e) if such indemnification were enforceable under applicable law.

            (g) Nothing contained in this Agreement shall be construed as requiring the Registered Holder to exercise their Warrants prior to the initial filing of any registration statement or the effectiveness thereof.

            (h) The Company shall not permit the inclusion of any securities other than the Warrant Securities to be included in any registration statement filed pursuant to Section 19.3 hereof without the prior written consent of the Registered Holder of the Warrants and Warrant Securities representing a Majority of such securities (assuming an exercise of all of the Warrants).

            (i)  The   Company   shall   furnish  to  each   Registered   Holder
participating in the offering and to each underwriter, if any, a signed counterpart, addressed to such Registered Holder or underwriter, of (i) an opinion of counsel to the Company, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, an opinion dated the date of the closing under the underwriting agreement), and
(ii) a "cold comfort" letter dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter dated the date of the closing under the underwriting agreement) signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities.

            (j) The Company shall as soon as practicable after the effective date of the registration statement, and in any event within 15 months thereafter, make "generally available to its security holders" (within the meaning of Rule 158 under the Act) an earnings statement (which need not be audited) complying with Section 11(a) of the Act and covering a period of at least 12 consecutive months beginning after the effective date of the registration statement.

            (k) For purposes of this Agreement, the term "Majority" in reference to the Registered Holder of Warrants or Warrant Securities, shall mean in excess of fifty percent (50%) of the then outstanding Warrants or Warrant Securities that (i) are not held by the Company, an affiliate, officer, director, creditor, employee or agent thereof or any of their respective affiliates, members of their family, persons acting as nominees or in conjunction therewith, or (ii) have not been resold to the public.

      Section 20. Entire Agreement; Modification. This Warrant contains the entire understanding between the parties hereto with respect to the subject matter hereof and may not be modified or amended except by a writing duly signed by the party against whom enforcement of the modification or amendment is sought.

      Section 21. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Warrant. In the event an ambiguity or question of intent or interpretation arises, this Warrant shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Warrant.

                [THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, the Company has caused this Warrant to be signed and attested by its duly authorized officers under its corporate seal and to be dated the date hereof.


                                                      ESSENTIAL REALITY, INC.


                                                      By: ______________________
                                                          Name:
                                                          Title:

                                                                       EXHIBIT I

          [FORM OF ELECTION TO PURCHASE PURSUANT TO SECTION 1.2(a)(iv)]
                 (Exercise and payment by check or securities)

To:      Dated:

      The undersigned, pursuant to the provisions set forth in the attached Warrant (Certificate No. W-____), hereby agrees to subscribe for the purchase of ____________ shares of the Common Stock covered by such Warrant and makes payment herewith in full therefor at the price per share provided by such Warrant.

                                     Signature:_________________________________

                                      Address:__________________________________

                                                                      EXHIBIT II

        [FORM OF ELECTION TO PURCHASE PURSUANT TO SECTION 1.2(a)(iv)(3)]
                               (Cashless Exercise)

      The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase _________________ shares of Common Stock all in accordance with the terms hereof and Section 1.2(a)(iv)(3) of the Warrant Agreement. The undersigned requests that a certificate for such securities be registered in the name of _______________whose address is _______________ and that such Certificate be delivered to______________________
whose address is ______________.


Dated:

                           Signature _____________________________________

                           (Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate.)


                           _______________________________
                           (Insert Social Security or Other
                           Identifying Number of Holder)

                                                                     EXHIBIT III

              [FORM OF ASSIGNMENT PURSUANT TO SECTION 1.2(a)(iii)]

(To be executed by the registered holder if such holder desires to transfer the Warrant Certificate.)

     FOR VALUE RECEIVED
hereby sells, assigns and transfers unto

 ___________________________________________
(Please print name and address of transferee)

this Warrant Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints _______________________________ Attorney, to transfer the within Warrant Certificate on the books of the within-named Company, with full power of substitution.

Dated:

               Signature: ___________________________________

               (Signature must confirm in all respects to name of holder as specified on the face of the Warrant Certificate.)

        (Insert Social Security or Other Identifying Number of Assignee).

                                   EXHIBIT J

                            SUNRISE SECURITIES CORP.

                              DR. AMNON MANDELBAUM
                                MANAGING DIRECTOR
                               INVESTMENT BANKING
                TELEPHONE (212) 421-1616 FACSIMILE (212) 750-7277

Mr. Humbert B. Powell, Chairman
Essential Reality, Inc.
263 Horton Highway
Mineola, NY  11501

                          INVESTMENT BANKING AGREEMENT

Dear Humbert:

This agreement ("Agreement") is made and entered into this December ___, 2003, between SUNRISE SECURITIES CORP. ("Sunrise") and ESSENTIAL REALITY, INC. (together with all subsidiaries, affiliates, successors and other controlled units, either existing or formed subsequent to the execution of this engagement, the "Company").

      In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. The Company hereby engages Sunrise upon the terms and conditions as set forth herein as its exclusive placement agent and investment banker with respect to Financings (as defined below) upon the terms and conditions set forth herein. Sunrise understands that the Company seeks Financing in the amount of approximately $1,500,000 to $3,500,000 from the sale of securities of the Company in the form of units ("Units") comprised of securities of the Company that will be convertible and/or exercisable into shares of common stock ("Common Stock") of the Company. It is acknowledged and agreed that any Financing is on a best efforts basis only. This Agreement should not be construed as a firm commitment or guarantee of any Financing. Sunrise and the Company agree and acknowledge that the decision to consummate a Financing shall be in the Company's sole and absolute discretion.

2. Except as otherwise specified in Paragraph 6 hereof, this Agreement shall be effective for a period of nine (9) months, commencing upon the execution hereof and shall continue thereafter unless and until terminated on thirty days written notice by either party to the other party.

3. During the term of this Agreement, Sunrise shall provide the Company with such regular and customary consulting advice as is reasonably requested by the Company, provided that Sunrise shall not be required to undertake duties not reasonably within the scope of the financial advisory or investment banking services contemplated by this Agreement. It is understood and acknowledged by the parties that the value of Sunrise's advice is not readily quantifiable, and that Sunrise shall be obligated to render advice upon the request of the Company, in good faith, but shall not be obligated to spend any specific amount of time in so doing.

4. Sunrise shall render such other financial advisory and investment and/or investment banking services as may from time to time be agreed upon in writing by Sunrise and the Company.

5. In consideration for the services rendered by Sunrise to the Company pursuant to this Agreement, the Company shall compensate Sunrise as follows:

      A. Upon the execution hereof, the Company shall pay to Sunrise a nonrefundable cash retainer fee of twenty five thousand dollars ($25,000) (the "Retainer Fee").

      B. Upon the closing of each Financing, the Company shall pay to Sunrise a financing fee (the "Financing Fee") that shall be payable in a form determined at the sole election of Sunrise of either (i) the Company shall pay to Sunrise a cash fee equal to ten percent (10%) of the gross proceeds in such Financing or (ii) the Company shall issue to Sunrise and/or its designees such number of shares of Common Stock equal to eleven percent (11%) of the aggregate number of fully diluted and/or converted shares of Common Stock and/or Common Stock equivalents (including, but not limited to Units) as are purchased by Investors (as defined below). Convertible securities shall be treated as equity for purposes of calculating the Financing Fee. Securities acquired or otherwise received by financing sources ("Investors") are referred to as "Securities". In addition, the Company shall issue to Sunrise and/or its designees warrants (the "Warrants") to purchase such number of shares of the Common Stock equal to 10% of the aggregate number of the fully diluted and/or converted shares of Common Stock and/or Common Stock equivalents (including, but not limited to Units) purchased by the Investors (after giving effect to any increase in shares under a ratchet or similar provision pursuant to which the number of shares initially acquired is subsequently increased) on the same terms and conditions. The Warrants shall be purchased for a nominal sum and shall be exercisable for a period of five years from the date of Closing with an exercise price per share equal to the effective per share price paid by the Investors for the Securities. The terms of the Warrants shall be set forth in one or more agreements (the "Warrant Agreements") in form and substance reasonably satisfactory to Sunrise and the Company. The Warrant Agreements shall contain customary terms, including without limitation, provisions for cashless exercise, change of control, price based antidilution, and customary demand and piggyback registration rights. With respect to funds in escrow, Sunrise's Financing Fee shall be calculated and paid in full at the Company's first closing upon such funds. For the purposes of this Agreement, the term "Financing" shall mean any debt financing or equity investment in the Company, or any combination thereof (i.e., where the funds are received by the Company, as distinct from funds received by selling shareholders). Without limiting the foregoing, Financing shall include lease financing, vendor financing, government sponsored financing or any similar transaction or combination thereof. Sunrise's fee shall be based upon the percentages set forth in this Paragraph 5B above of the gross total credit facility before any deductions, including but not limited to fees, deposits, transaction expenses, reserves, insurance or other amounts withheld or paid by the lender/Investor/facility provider. Financing shall be deemed to include total value of Securities sold directly or indirectly, in connection with the Financing, including proceeds received by the Company upon exercise of options, warrants and/or similar securities, and any amounts paid into escrow and any amounts payable in the future whether or not subject to any contingency.

6. In the event that this Agreement shall not be renewed or if terminated for any reason, notwithstanding any such non-renewal or termination, Sunrise shall be entitled to a full fee as provided under Paragraph 5 hereof, for any Financing for which the discussions were conducted during the term of this Agreement by the Company or by Sunrise on behalf of the Company which is consummated within a period of twelve (12) months after non-renewal or termination of this Agreement. Upon termination of this Agreement, Sunrise shall provide the Company with a written list of parties with whom it had discussions in connection with any Financing, which list shall govern the operation of this Paragraph.

7. In addition to the fees payable hereunder, and regardless whether any Financing set forth in Paragraph 5 hereof is proposed or consummated, the Company shall reimburse Sunrise for all reasonable fees and disbursements of Sunrise's outside counsel and Sunrise's reasonable travel and out-of-pocket expenses incurred in connection with the services performed by Sunrise pursuant to this Agreement, including without limitation, filing fees, printing and duplicating costs, postage, hotel, food and associated expenses including long-distance telephone calls; provided that to the extent such reimbursements referenced in this Paragraph 7 exceed $25,000 in the aggregate, they, thereafter, shall be subject to the Company's prior approval. In addition to the fees payable hereunder, and regardless whether any Financing set forth in Paragraph 5 hereof is proposed or consummated, the Company shall also reimburse the reasonable fees and disbursements of a small business investment company's ("SBIC") counsel, if any, incurred in connection with Financing, provided that such aggregate amount shall not exceed 1% of the SBIC's allocation in such Financing.

8. The Company acknowledges that all opinions and advice (written or oral) given by Sunrise to the Company in connection with Sunrise's engagement are intended solely for the benefit and use of the Company in considering the transaction or financing to which they relate, and the Company agrees that no person or entity other than the Company shall be entitled to make use of or rely upon the advice of Sunrise to be given hereunder, and no such opinion or advice shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor may the Company make any public references to Sunrise, or use Sunrise's name in any annual reports or any other reports or releases of the Company without Sunrise's prior written consent, which shall not be unreasonably withheld.

9. The Company acknowledges that Sunrise and its affiliates are in the business of providing financial services and consulting advice to others. Nothing herein contained shall be construed to limit or restrict Sunrise in conducting such business with respect to others, or in rendering such advice to others, except as such advice may relate to matters relating to the Company's business and properties.

10. The Company recognizes and confirms that, in advising the Company and in fulfilling its engagement hereunder, Sunrise will use and rely on data, material and other information furnished to Sunrise by the Company. The Company acknowledges and agrees that in performing its services under this engagement, Sunrise may rely upon the data, material and other information supplied by the Company without independently verifying its accuracy, completeness or veracity, except to the extent Sunrise has actual knowledge to the contrary. The Company represents and warrants to Sunrise that all such information concerning the Company provided by the Company in response to requests made by Sunrise or otherwise, will be true and accurate in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. Sunrise shall be under no obligations to make an independent appraisal of assets or an investigation or inquiry as to any information regarding, or any representations of, any other participant in a Financing, and shall have no liability with regard thereto. The Company acknowledges and agrees that Sunrise will be using and relying upon such information supplied by the Company and its officers, agents and others and any other publicly available information concerning the Company without any independent investigation or verification thereof or independent appraisal by Sunrise of the Company or its business or assets. If, in Sunrise's opinion after completion of its due diligence process, the condition of the Company, financial or otherwise, and its prospects are not substantially as represented or do not fulfill Sunrise's expectations, Sunrise shall have the sole discretion to review and determine its continued interest in proposed Financings. The Company further represents and agrees that (i) the Company is not obligated to pay any finder in connection with any proposed Financing pursuant to this Agreement and in any and all events that any parties other than Sunrise ("Other Parties") seek compensation relating to the closing of any proposed Financing, Sunrise shall be entitled to receive its full compensation from the Company as set forth in this Agreement and that Sunrise shall have no obligation whatsoever to pay any Other Parties, (ii) the Company shall deliver at the closing of each Financing conducted hereunder (a) a certificate of each of the Company's President and Treasurer to the effect that the Company's information provided to the Investors does not contain any untrue statement of material fact or fail to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and all necessary corporate approvals have been obtained to enable the Company to deliver the Securities in accordance with the terms of the Financing, and (b) a 10b-5 opinion of counsel for the Company satisfactory to Sunrise to the effect that the Company's information provided to the Investors does not (except with respect to the financial statements or forecasts as to which no opinion need be expressed) contain any untrue statement of material fact or fail to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances in which they were made, and such other opinions as Sunrise and/or Sunrise's counsel shall reasonably require,
      (iii) as of the date hereof, there is no litigation pending or involving the business or property of the Company, (iv) the Company owns or possesses free of all encumbrances its assets, trademarks, patents, and copyrights necessary to conduct its business, (v) all taxes which are due and payable by the Company have been paid in full and the Company has no tax deficiency or claims outstanding or proposed against it, (vi) the financial statements of the Company present the financial position as of the date hereof and such financial statements have been prepared in accordance with generally accepted accounting principals, (vii) any Financing shall only be conducted and closed, at the sole expense of the Company, through an escrow account and escrow agent that are both pre-approved by Sunrise, and (viii) all "blue sky" legal work shall be performed by the Company's counsel at the Company's sole expense.

11. Since Sunrise will be acting on behalf of the Company in connection with its engagement hereunder, the Company and Sunrise have entered into a separate indemnification agreement substantially in the form attached hereto as Schedule A and dated the date hereof, providing for the indemnification of Sunrise by the Company. Sunrise has entered into this Agreement in reliance on the indemnities set forth in such indemnification agreement.

12. Sunrise shall perform its services hereunder as an independent contractor and not as an employee of the Company or an affiliate thereof. It is expressly understood and agreed to by the parties hereto that Sunrise shall have no authority to act for, represent or bind the Company or any affiliate thereof in any manner, except as may be agreed to expressly by the Company in writing from time to time.

13. A. This Agreement and the Schedule A attached hereto constitute the entire agreement and understanding of the parties hereto, and supersede any and all previous agreements and understandings, whether oral or written, between the parties with respect to the matters set forth herein.

      B. Any notice or communication permitted or required hereunder shall be in writing and shall be deemed sufficiently given if hand-delivered or sent
      (i) postage prepaid by registered mail, return receipt requested, or (ii) by facsimile to the respective parties as set forth below, or to such other address as either party may notify the other of in writing:

if to the Company, to:       ESSENTIAL REALITY, INC.
                             263 Horton Highway
                             Mineola, NY  11501
                             Attn:  Mr. Humbert B. Powell, Chairman


if to Sunrise, to:           SUNRISE SECURITIES CORP.
                             641 Lexington Ave., 25th Floor
                             New York, New York  10022
                             Attn:    Dr. Amnon Mandelbaum, Managing Director

      C. This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors, legal representatives and assigns.

      D. This Agreement may be executed in any number of counterparts, each of which together shall constitute one and the same original document. This Agreement may be executed and delivered by exchange of facsimile copies showing the parties' signatures, and those signatures need not be affixed to the same copy. The facsimile copies showing the signatures of the parties will constitute originally signed copies of the same Agreement requiring no further execution.

      E. No provision of this Agreement may be amended, modified or waived, except in a writing signed by all of the parties hereto.

      F. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to its conflict of law principles. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Agreement shall be adjudicated before a court located in New York City, and they hereby submit to the exclusive jurisdiction of the courts of the State of New York located in New York, New York and of the federal courts in the Southern District of New York with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Agreement, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth in Paragraph 13B hereof.

      The parties hereby waive trial by jury in any action or proceeding involving, directly or indirectly, any matter in any way arising out of or in connection with this Agreement.

                    [REST OF PAGE INTENTIONALLY LEFT BLANK.]

      If the foregoing correctly sets forth the understanding between Sunrise and the Company with respect to the foregoing, please so indicate your agreement by signing in the place provided below, at which time this letter shall become a binding contract.

                           SUNRISE SECURITIES CORP.
                           By Its Authorized Signatory:


                           By:________________________
                                    Amnon Mandelbaum
                                    Managing Director

Accepted and Agreed:
ESSENTIAL REALITY, INC.
By Its Authorized Signatory:


By:_______________________________________
Name:
Title:

                                   SCHEDULE A
                           INDEMNIFICATION PROVISIONS

--------------------------------------------------------------------------------
In connection with the engagement of SUNRISE SECURITIES CORP. (`Sunrise") by ESSENTIAL REALITY, INC. (the "Company") pursuant to a letter agreement dated December __, 2003 between the Company and Sunrise as it may be amended from time to time (the "Letter Agreement"), the Company, hereby agrees as follows:

1. In connection with or arising out of or relating to the engagement of Sunrise under the Letter Agreement, or any actions taken or omitted, services performed or matters contemplated by or in connection with the Letter Agreement, the Company agrees to reimburse Sunrise, its affiliates and their respective directors, officers, employees, agents and controlling persons (each an "Indemnified Party") promptly upon demand for actual, out-of-pocket expenses (including reasonable fees and expenses for legal counsel) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim, or any litigation, proceeding or other action in respect thereof (collectively, a "Claim"). The Company also agrees (in connection with the foregoing) to indemnify and hold harmless each Indemnified Party from and against any and all out-of-pocket losses, claims, damages and liabilities, joint or several, to which any Indemnified Party may become subject, including any amount paid in settlement of any litigation or other action (commenced or threatened) to which the Company shall have consented in writing (such consent not to be unreasonably withheld), whether or not any Indemnified Party is a party and whether or not liability resulted; provided, however, that the Company shall not be liable pursuant to this sentence in respect of any loss, claim, damage or liability to the extent that a court or other agency having competent jurisdiction shall have determined by final judgement (not subject to further appeal) that such loss, claim, damage or liability was incurred solely as a direct result of the willful misconduct or gross negligence of such Indemnified Party.

2. An Indemnified Party shall have the right to retain separate legal counsel of its own choice to conduct the defense and all related matters in connection with any Claim. The Company shall pay the reasonable fees and expenses of such legal counsel, and such counsel shall to the fullest extent, consistent with its professional responsibilities, cooperate with the Company and any legal counsel designated by the Company.

3. The Company will not, without the prior written consent of each Indemnified Party settle, compromise or consent to the entry of any judgement in any pending or threatened Claim in respect of which indemnification may be reasonably sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person against whom such Claim may be brought hereunder from any and all liability arising out of such Claim.

4. In the event the indemnity provided for in paragraphs 1 and 2 hereof is unavailable or insufficient to hold any Indemnified Party harmless, then the Company shall contribute to amounts paid or payable by an Indemnified Party in respect of such Indemnified Party's losses, claims, damages and liabilities as to which the indemnity provided for in paragraphs 1 and 2 hereof is unavailable or insufficient (i) in such portion as appropriately reflects the relative benefits received by the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the matters as to which losses, claims, damages or liabilities relate, or (ii) if the allocation provided by (i) above is not permitted by applicable law, in such proportion as appropriately reflects not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and the Indemnified Parties, on the other hand, as well as any other equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any reasonable legal or other out-of-pocket fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, Sunrise's share of the liability hereunder shall not be in excess of the amount of fees actually received by Sunrise under the Letter Agreement (excluding any amounts received as reimbursement of expenses by Sunrise).

5. It is understood and agreed that, in connection with Sunrise's engagement by the Company under the Letter Agreement, Sunrise may also be engaged to act for the Company in one or more additional capacities, and that the terms of any such additional engagement may be embodied in one or more separate written agreements. These Indemnification Provisions shall apply to the engagement under the Letter Agreement and to any such additional engagement and any modification of such additional engagement; provided, however, that in the event that the Company engages Sunrise to act as a dealer manager in an exchange or tender offer or as an underwriter in connection with the issuance of securities by the Company or to furnish an opinion letter, such further engagement may be subject to separate indemnification and contribution provisions as may be mutually agreed upon.

6. These Indemnification Provisions shall remain in full force and effect in connection with the transaction contemplated by the Letter Agreement whether or not consummated, and shall survive the expiration of the period of the Letter Agreement, and shall be in addition to any liability that the Company might otherwise have to any Indemnified Party under the Letter Agreement or otherwise.

7. Each party hereto consents to personal jurisdiction and service of process and venue in any court in the State of New York in which any claim for indemnity is brought by any Indemnified Person.

8. These Indemnification Provisions may be executed in any number of counterparts, each of which shall be deemed an original but all of which when taken together shall constitute one and the same instrument. These Indemnification Provisions may be delivered by facsimile, and facsimile signatures shall be treated as original signatures for all applicable purposes.

SUNRISE SECURITIES CORP.
By Its Authorized Signatory:


By:      _________________________
         Amnon Mandelbaum
         Managing Director


ESSENTIAL REALITY, INC.
By Its Authorized Signatory:


By:      _________________________
Name:
Title: